Form U-13-60
                     Mutual and Subsidiary Service Companies


                                  ANNUAL REPORT

                                 For the Period

             Beginning January 1, 2002 and Ending December 31, 2002



                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                      PROGRESS ENERGY SERVICE COMPANY, LLC

                          A Subsidiary Service Company



                       Date of Organization: July 12, 2000

 State or Sovereign Power under which Incorporated or Organized: North Carolina


          Location of Principal Executive Offices of Reporting Company:

                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601


      Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                             Robert H. Bazemore, Jr.
                          Vice President and Controller
                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601


         Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                              Progress Energy, Inc.

                     INSTRUCTIONS FOR USE OF FORM U-13-60


1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(c)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01 (c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The Service Company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The Service Company shall submit with each annual report a listing of the currently effective methods of allocation being used by the Service Company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

     Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

     Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                 Schedule or             Page
Description of Schedules and Accounts                           Account Number          Number

COMPARATIVE BALANCE SHEET                                       Schedule     I           4-5

  Service Company Property                                      Schedule     II          6-7
  Accumulated Provision for Depreciation and
   Amortization of Service Company Property                     Schedule     III         8
  Investments                                                   Schedule     IV          9
  Accounts Receivable from Associate Companies                  Schedule     V           10
  Fuel Stock Expenses Undistributed                             Schedule     VI          11
  Stores Expense Undistributed                                  Schedule     VII         12
  Miscellaneous Current and Accrued Assets                      Schedule     VIII        13
  Miscellaneous Deferred Debits                                 Schedule     IX          14
  Research, Development, or Demonstration
   Expenditures                                                 Schedule     X           15
  Proprietary Capital                                           Schedule     XI          16
  Long-Term Debt                                                Schedule     XII         17
  Current and Accrued Liabilities                               Schedule     XIII        18
  Notes to Financial Statements                                 Schedule     XIV         19-23

COMPARATIVE STATEMENT OF INCOME                                 Schedule     XV          24

  Analysis of Billing - Associate Companies                     Account      457         25
  Analysis of Billing - Nonassociate Companies                  Account      458         26
  Analysis of Charges for Services - Associate
   and Nonassociate Companies                                   Schedule     XVI         27
  Schedule of Expense Distribution by Department or
   Service Function                                             Schedule     XVII        28-30
  Departmental Analysis of Salaries                             Account      920         31
  Outside Services Employed                                     Account      923         32-35
  Employee Pensions and Benefits                                Account      926         36
  General Advertising Expenses                                  Account      930.1       37-38
  Miscellaneous General Expenses                                Account      930.2       39
  Rents                                                         Account      931         40
  Taxes Other Than Income Taxes                                 Account      408         41
  Donations                                                     Account      426.1       42-46
  Other Deductions                                              Account      426.2-5     47
  Notes to Statement of Income                                  Schedule     XVIII       48

ORGANIZATION CHART                                                                       49

CURRENT METHODS OF ALLOCATION                                                            50-53

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                               54

SIGNATURE                                                                                55

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

               Give balance sheet of the Company as of December 31
                          of the current and prior year



                                                                             As of
Account            Assets and Other Debits                                 December 31
                                                                        2002        2001
                                                                         (In Thousands)

        SERVICE COMPANY PROPERTY
101     Service Company Property (Schedule II)                      $ 45,003    $ 15,018
107     Construction work in progress (Schedule II)                   78,434      83,166
                                                                    --------    --------
         Total Service Company Property                              123,437      98,184
                                                                    --------    --------

108     Less accumulated provision for depreciation                      301          37
        (Schedule III)
111     Less amortization of intangible property                      14,021       7,740
        (Schedule III)
                                                                    --------    --------
         Net Service Company Property                                109,115      90,407
                                                                    --------    --------

        INVESTMENTS
121     Nonutility Property (Schedule IV)                                  -         407
123     Investments in associate companies                                 -           -
124     Other investments (Schedule IV)                               17,295      15,870
128     Special Funds (Schedule IV)                                   34,577      49,290
                                                                    --------    --------
         Total Investments                                            51,872      65,567
                                                                    --------    --------
        CURRENT AND ACCRUED ASSETS
131     Cash                                                              65         242
134     Special deposits                                                   -           -
135     Working funds                                                      -           -
136     Temporary cash investments                                         -           -
141     Notes receivable                                                   -         (97)
143     Accounts receivable                                              492         784
144     Accumulated provision for uncollectible accounts                   -           -
145       Notes receivable from associate companies                        -       2,640
146     Accounts receivable from associate companies
        (Schedule V)                                                 136,171     138,583
152     Fuel stock expenses undistributed (Schedule VI)                    -           -
154     Materials and supplies                                             -           -
163     Stores expense undistributed (Schedule VII)                    3,603           -
165     Prepayments                                                   15,517      13,061
171     Interest and Dividends Receivable                                  -           -
172     Rents Receivable                                                  27           -
174     Miscellaneous current and accrued assets
        (Schedule VIII)                                                7,213       8,320
                                                                    --------    --------
         Total Current and Accrued Assets                            163,088     163,533
                                                                   ---------   ---------

        DEFERRED DEBITS
181     Unamortized debt expense                                           -           -
183     Preliminary Survey and Investigation                               -           -
184     Clearing accounts                                                (92)        547
186     Miscellaneous deferred debits (Schedule IX)                   59,529      48,068
188     Research, development, or demonstration
        expenditures (Schedule X)                                          -           -
190     Accumulated deferred income taxes                             31,501      21,256
                                                                    --------    --------
         Total Deferred Debits                                        90,938      69,871
                                                                    --------    --------
         TOTAL ASSETS AND OTHER DEBITS                              $415,013    $389,378
                                                                    ========    ========


                                       4

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

               SCHEDULE I - COMPARATIVE BALANCE SHEET (continued)



                                                                             As of
Account            Liabilities and Proprietary Capital                     December 31
                                                                        2002        2001
                                                                         (In Thousands)

        PROPRIETARY CAPITAL
201     Common stock issued (Schedule XI)                           $      -    $      -
211     Miscellaneous paid-in-capital (Schedule XI)                    1,513       1,513
215     Appropriated retained earnings (Schedule XI)                       -           -
216     Unappropriated retained earnings (Schedule XI)               (20,508)    (20,508)
219     Accumulated Other Comprehensive Income (Loss)(Schedule XI)    (9,748)          -
                                                                    --------    --------
         Total Proprietary Capital                                   (28,743)    (18,995)
                                                                    --------    --------
        LONG - TERM DEBT
223     Advances from associate companies (Schedule XII)             115,000     115,000
224     Other long-term debt (Schedule XII)                                -           -
225     Unamortized premium on long-term debt                              -           -
226     Unamortized discount on long-term debt                             -           -
                                                                    --------    --------
         Total Long - Term Debt                                      115,000     115,000
                                                                    --------    --------
        OTHER NONCURRENT LIABILITIES
2282    Accumulated provision- injuries and damage                       414          46
2283         Accumulated provision- pensions & retiree benefits       54,048      25,519
2284         Accumulated miscellaneous operating provision            16,179      12,720
                                                                    --------    --------
           Total Other Noncurrent Liabilities                         70,641      38,285
                                                                    --------    --------
          CURRENT AND ACCRUED LIABILITIES
231     Notes payable                                                      -           -
232     Accounts payable                                             114,009     107,143
233     Notes payable to associate companies
        (Schedule XIII)                                               95,833      70,069
234     Accounts payable to associate companies
        (Schedule XIII)                                               13,320      38,934
236     Taxes accrued                                                  5,464      (5,380)
237     Interest accrued                                                   -           -
238     Dividends declared                                                 -           -
241     Tax collections payable                                         (702)       (124)
242     Miscellaneous current and accrued liabilities
        (Schedule XIII)                                               19,458      14,228
                                                                    --------    --------
         Total Current and Accrued Liabilities                       247,382     224,870
                                                                    --------    --------
        DEFERRED CREDITS
253     Other deferred credits                                            49          21
254     Other regulatory liabilities                                       -           -
255     Accumulated deferred investment tax credits                        -           -
                                                                    --------    --------
         Total Deferred Credits                                           49          21
                                                                    --------    --------
        ACCUMULATED DEFERRED INCOME TAXES
282     Accumulated deferred income taxes-Other Property               7,870      14,067
283     Accumulated deferred income taxes-Other                        2,814      16,130
                                                                    --------    --------
         Total Accumulated Deferred Income Taxes                      10,684      30,197
                                                                    --------    --------
         TOTAL LIABILITIES AND PROPRIETARY CAPITAL                  $415,013    $389,378
                                                                    ========    ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                     SCHEDULE II - SERVICE COMPANY PROPERTY


                                          Balance At              Retirements                  Balance At
                                          Beginning                   or           Other         Close
             Description                   of Year    Additions      Sales        Changes (1)   of Year

SERVICE COMPANY
PROPERTY

Account
301      Organization                      $     -     $     -     $     -         $  -        $     -
303      Miscellaneous
         Intangible Plant                   13,634      20,411           -            -         34,045
304      Land and Land
         Rights                                  -           -           -            -              -
305      Structures and
         Improvements                            -           -           -            -              -
306      Leasehold
         Improvements                            -           -           -            -              -
307      Equipment
308      Office Furniture
         and Equipment                           -           -           -            -              -
309      Automobiles,
         Other Vehicles
         and Related Garage
         Equipment                               -           -           -            -              -
310      Aircraft and Airport
         Equipment                               -           -           -            -              -
311      Other Service
         Company Property(3)                     -           -           -            -              -

389      Land and Land Rights                    -         280           -            -            280
390      Structures and Improvements             -       2,407           -            -          2,407
391      Office Furniture and
         Equipment(2)                          253       2,736           -            -          2,989
392      Transportation Equipment(2)           423           -           -            -            423
393      Store Equipment (2)                     -         142           -            -            142
394      Tools, Shop, and Garage
         Equipment (2)                           -          32           -            -             32
395      Laboratory Equipment (2)                -         650           -            -            650
397      Communication Equipment (2)           708       3,323           -            -          4,031
398      Miscellaneous Equipment (2)             -           4           -            -              4
                                           -------     -------     -------      -------        -------
         SUBTOTAL                          $15,018     $29,985      $    -       $    -        $45,003



107      Construction Work in
         Progress (4)                       83,166      27,657     (29,510)      (2,879)        78,434
                                           -------     -------      -------     -------        -------
         TOTAL                             $98,184     $57,642    $(29,510)     $(2,879)      $123,437
                                           =======     =======     =======     ========       ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

               SCHEDULE II - SERVICE COMPANY PROPERTY (continued)



(1) Other Changes - Provide an explanation of those changes considered material:

     Not Applicable


(2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:

                                                                      Balance At
                                                                        Close of
     Account  Subaccount Description                         Additions    Year

     391      Office Furniture, Fixtures, and Equipment       $2,736     $ 2,989
     392      Transportation Equipment -Light Trucks               -         423
     393      Store Equipment- Office Equipment                  142         142
     394      Tools, Shop, and Garage Equip. - Office Equip.      32          32
     395      Laboratory Equipment - Office Equipment            650         650
     397      Telephone, Telegraph, and Wireless Equipment     3,323       4,031
     398      Miscellaneous Equip.- Data Handling Equipment        4           4
                                                              ------     -------
              TOTAL                                           $6,887      $8,271
                                                              ======     =======

(3)  Describe Other Service Company Property:

     Not Applicable



(4)  Describe Construction Work in Progress:

     Approximately $20M of Construction Work in Progress transferred to Service Company Property- Account 303- Miscellaneous Intangible Plant related to the Integrated Financial Systems Project. To accommodate the company's strategy to grow via merger and acquisitions the company's financial related systems had to be replaced. This encompassed replacing existing single company mainframe systems with multi-company capable package solutions as well as changes to existing financial interfaces and reporting solutions.

     The Balance at Close of the Year consists of the following categories:
     Facilities Projects                                           $14,336
     Telecommunication Projects                                      4,530
     IT Integration & Corporate Systems Projects                    41,321
     Other General Plant Projects (215 projects)                    18,247
                                                                   -------
                                                                   $78,434
                                                                   =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY


                                    Balance At   Additions                    Other      Balance At
                                    Beginning   Charged to                 Changes Add     Close
                 Description         of Year    Account 403  Retirements   (Deduct)(1)    of Year
                                                 & 404

Account
301        Organization             $    -      $     -      $     -        $   -         $     -
303        Miscellaneous
           Intangible Plant          7,740        6,281            -            -          14,021
304        Land and Land
           Rights                        -            -            -            -               -
305        Structures and
           Improvements                  -            -            -            -               -
306        Leasehold
           Improvements                  -            -            -            -               -
307        Equipment(2)                  -            -            -            -               -
308        Office Furniture
           and Equipment                 -            -            -            -               -
309        Automobiles,
           Other Vehicles
           and Related Garage
           Equipment                     -            -            -            -               -
310        Aircraft and Airport
           Equipment                     -            -            -            -               -
311        Other Service
           Company Property              -            -            -            -               -

389        Land and Land Rights          -            3            -            -               3
390        Structures and
           Improvements                  -           17            -            -              17
391        Office Furniture and
           Equipment                     6           87            -           (8)             85
392        Transportation Equipment     12           28            -            -              40
393        Store Equipment               -            1            -            -               1
395        Laboratory Equipment          -           35            -            -              35
397        Communication Equipment      19          275            -         (174)            120

                                    ------      -------      -------        -----         -------

           TOTAL                    $7,777      $ 6,727      $     -        $(182)        $14,322
                                    ======      =======      =======        ======        =======

     (1) Provide an explanation of those changes considered material:

         Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                            SCHEDULE IV - INVESTMENTS

      INSTRUCTIONS: Complete the following schedule concerning investments.

           Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.

           Under Account 136, "Temporary Cash Investments", list each investment separately.


                                                  Balance At       Balance At
                                                  Beginning          Close
               Description                         of Year          of Year


Account 121 - Nonutility Investment               $    407          $      -

Account 123 - Investment in Associate Companies          -                 -
Account 124 - Other Investments
              Split Dollar Life Insurance Program:
                 Prepaid Premiums                        -                 -
                 Cash Surrender Value               15,870            17,295

Account 128 - Special Funds:
              Voluntary Employee Benefit
                 Association (VEBA) Fund (1)        49,436            31,648
              Employees Savings Bond Fund             (569)              (42)
              Medical Insurance                        423             2,971

Account 136 - Temporary Cash Investments                -                  -
                                                   -------           -------
              TOTAL                               $ 65,567          $ 51,872
                                                   =======           =======




     Note (1): The Voluntary Employee Benefit Association Trust is a trust which funds certain welfare benefits for employees and retirees of participating employers pursuant to Section 501(c)(9) of the Internal Revenue Code.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

     INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                       Balance At  Balance At
                                                       Beginning     Close
                   Description                          of Year     of Year

  Account 146 - Accounts Receivable from Associate
                Companies
       Carolina Power & Light Company                   $ 63,009   $ 68,719
       Carofinancial, Inc.                                    93          -
       Carohome, LLC                                         240        459
       Progress Ventures, Inc.                             1,371      1,915
       Walton County Power, LLC                                -          4
       Washington County Power, LLC                            -          2
       Monroe Power Company                                  248          -
       North Carolina Natural Gas Corporation             23,113      1,742
       Eastern North Carolina Natural Gas Company          4,313     18,269
       Florida Power Corporation                          29,956     38,921
       Progress Fuels Corporation                          1,359      2,283
       Progress Telecommunications Corporation             1,411      3,273
       Florida Progress Corporation                          111        322
       Caronet, Inc.                                         638          -
       Strategic Resource Solutions                        2,835        264
       Progress Energy Solutions, Inc.                         -          7
       Progress Energy, Inc.                               9,886          -
       Suspense Account                                        -        (9)
                                                         -------    -------
         TOTAL RECEIVABLES                              $138,583   $136,171
                                                         =======    =======


  Analysis of Convenience or Accommodation Payments:

                                                                     Total
         Company Name                                              Payments
         ------------                                              --------
         Carolina Power & Light Company                             $35,963
         North Carolina Natural Gas Corporation                       4,689
         Florida Power Corporation                                   16,607
         Progress Ventures, Inc.                                        216
         Progress Fuels Corporation                                     471
         Progress Telecommunications Corporation                      1,287
                                                                   --------
         Total Payments                                             $59,233
                                                                   ========


                                                                     Total
           Type of Convenience Payment                             Payments
          --------------------------                               --------
           Employee Medical and Life Benefits                       $43,503
           Training Expenses                                          2,403
           Fleet O&M Expenses                                        12,736
           Corporate Aircraft Usage Expenses                            591
                                                                   --------
           Total Payments                                           $59,233
                                                                   ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                 SCHEDULE VI - FUEL STOCK EXPENSE UNDISTRIBUTED

     INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "summary" listed below give an overall report of the fuel functions performed by the Service Company.


                Description                          Labor     Expenses    Total
                -----------                          -----     --------    -----

  Account 152 - Fuel Stock Expenses Undistributed    $   -       $    -     $  -

                                                     -----        -----     ----
       TOTAL                                         $   -       $    -     $  -
                                                     =====        =====     ====


  Summary:

       Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

    INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


               Description                          Labor     Expenses     Total
               -----------                          -----     --------     -----

  Account 163 - Stores Expense Undistributed


  Associate Companies

  Carolina Power & Light Company                   $4,803      $4,425     $9,228
  North Carolina Natural Gas Corporation              130         119        249
  Eastern North Carolina Natural Gas Company          285         263        548
  Florida Power Corporation                         1,953       1,799      3,752
                                                   ------       -----     ------
  TOTAL                                            $7,171      $6,606    $13,777
                                                  =======      ======    =======


  Note: The undistributed stores balance at year-end was $3,603K; however, this schedule demonstrates the stores expenses that flowed through account 163 during the calendar year and were allocated to associate companies.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS


   INSTRUCTIONS: Provide detail of items in this account. Items less than
                 $10,000 may be grouped, showing the number of items in each group.


                                                      Balance At  Balance At
                                                      Beginning     Close
 Description                                           of Year     of Year
 -----------

 Account 174-   Miscellaneous Current and
                Accrued Assets:

                Inventory of Residences Purchased
                From Employees in the Relocation
                Program                                  $ 8,320     $ 7,213
                                                          ------      ------
                TOTAL                                    $ 8,320     $ 7,213
                                                           =====      ======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

    INSTRUCTIONS: Provide detail of items in this account. Items less than
                  $10,000 may be grouped by class, showing the number of items in each class.


                                                                Balance At   Balance At
                                                                Beginning      Close
                  Description                                    of Year      of Year
                  -----------

  Account 186 - Miscellaneous Deferred Debits

       Remodeling Projects--Corporate Headquarters Facilities    $47,104       $49,223
       Job Order Projects - Work in Progress                         964         9,005
       Intangible Asset Related to Prepaid Pension                     -         1,145
       Affordable Housing Divestiture                                  -           156
                                                                  ------       -------
       TOTAL                                                     $48,068       $59,529
                                                                 =======       =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

    INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


                 Description                                       Amount
                 -----------                                       ------

    Account 188 - Research, Development,
                  or Demonstration Expenditures                    $    -

                                                                    -----
                      TOTAL                                        $    -
                                                                    =====


    Summary:

         Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002

                                 (In Thousands)


                        SCHEDULE XI - PROPRIETARY CAPITAL


                                                                    Outstanding
                                  Number of    Par or Stated      Close of Period
Account                             Shares        Value         No. of        Total
Number         Class of Stock     Authorized    Per Share       Shares       Amount

201          Common Stock Issued      N/A          N/A           N/A          N/A


INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


       Description                                                     Amount

Account 211 - Miscellaneous Paid-In Capital                            $1,513

Account 215 - Appropriated Retained Earnings                                -
                                                                        -----
       TOTAL                                                          $ 1,513
                                                                        =====


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                    Balance At        Net Income                    Balance At
                                    Beginning            or         Dividends        Close
            Description              of Year (1)        (Loss)          Paid         of Year

Account 216 - Unappropriated
              Retained Earnings      $(20,508)           $ 0          $ 0          $(20,508)
                                     --------            ----           ----        --------
       TOTAL                         $(20,508)           $ 0          $ 0          $(20,508)
                                     ========            ====           ====       =========


   Note (1): The beginning balance is derived from losses during calendar year 2000. Progress Energy Service Company was not a part of a Registered Holding Company System until November 27, 2000. Therefore, costs were not fully distributed during 2000.


                                               Balance At        Net Income         Balance At
                                                Beginning            or               Close
            Description                          of Year         (Loss) (2)          of Year

Account 219 - Accumulated Other Comprehensive
              Income (Loss)                      $      0        $ (9,748)          $ (9,748)
                                                 --------         --------           --------
       TOTAL                                     $      0        $ (9,748)          $ (9,748)
                                                 ========         ========           ========


    Note (2): Due to a combination of decreases in the fair value of plan assets, and a decrease in the discount rate used to measure the pension obligation, a minimum pension liability adjustment of $17.2 million was recorded at December 31, 2002. This adjustment resulted in a charge to accumulated other comprehensive income (loss) of $9.748 million (net of taxes of $6.351 million).

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                          SCHEDULE XII - LONG-TERM DEBT

   INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                                    Terms of Oblig       Date                           Balance At                        Balance At
                                    Class & Series        of       Interest   Amount    Beginning             Deductions     Close
                                     of Obligation       Maturity      Rate  Amortized   of Year   Additions     (1)        of Year

Account 223 - Advances from
              Associate Companies: Progress Energy, Inc. 11/01/2011   6.425%    N/A     $ 115,000      -         N/A       $ 115,000

Account 224 - Other Long-Term Debt                                                              -                                  -
                                                                                          -------                            -------
   TOTAL                                                                                $ 115,000                          $ 115,000
                                                                                          =======                            =======



(1)    Give an explanation of deductions: Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

  INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                 Balance At  Balance At
                                                                 Beginning      Close
 Description                                                      of Year      of Year
 -----------

 Account 233 - Notes Payable to Associate Companies

          Money Pool                                               $ 67,313    $ 92,455
          Money Pool Interest                                         1,525       1,531
          Interest-Note Payable to Progress Energy, Inc.              1,231       1,847
                                                                     ------      ------
          TOTAL NOTES PAYABLE TO ASSOCIATE COMPANIES               $ 70,069    $ 95,833
                                                                    =======     =======


 Account 234 - Accounts Payable to Associate Companies

         Carolina Power & Light Company                            $ 17,052    $  5,583
         North Carolina Natural Gas Corporation                        (158)        273
         Eastern North Carolina Natural Gas Company                       -         231
         Florida Power Corporation                                      883       2,263
         Progress Fuels Corporation                                      29         252
         Progress Telecommunications Corporation                         66           -
         Caronet, Inc.                                               13,442           -
         Strategic Resource Solutions                                    53          36
         Progress Energy, Inc.                                        7,567       4,467
         Suspense Account                                                 -         215
                                                                   --------     -------
         TOTAL ACCOUNTS PAYABLES TO ASSOCIATE COMPANIES            $ 38,934    $ 13,320
                                                                    =======     =======


 Account 242 - Miscellaneous Current and Accrued Liabilities

         Unpaid Salary                                             $  3,949    $  5,683
         Unpaid Salary - Choice Time                                    242           -
         Labor Accrual                                                  760       1,911
         Medical and Dental Insurance - Active Employees                977       1,156
         Management Incentive Compensation Plan                       4,500       6,080
         Employee Incentive Compensation Plan                         3,800       4,400
         Miscellaneous                                                    -         228
                                                                    -------     -------
         TOTAL MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES        $14,228    $ 19,458
                                                                    =======     =======

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2002

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.   Organization and Summary of Significant Accounting Policies

     A.  Organization

     Progress Energy Service Company, LLC (the Company) is a wholly owned subsidiary of Progress Energy, Inc. (Progress Energy), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (PUCHA). The Company was formed on July 12, 2000 and has no earnings since it primarily renders services at cost to Progress Energy and Progress Energy's subsidiaries, as further discussed in Note 2.

     B.  Basis of Presentation

     The Company follows the Uniform System of Accounts prescribed for Public Utilities by the Federal Energy Regulatory Commission (FERC) modified to include certain Service Company accounts as prescribed by the U.S. Securities and Exchange Commission (SEC) for service companies. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

     C.  Use of Estimates and Assumptions

     In preparing financial statements that conform with accounting principles generally accepted in the United States of America, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

     D.  Property

     The Company's property is stated at historical cost. The costs of renewals and betterments are capitalized. The cost of repairs and maintenance is charged to expense as incurred. Depreciation is computed on a straight-line basis using the following estimated useful lives: equipment - 8 to 75 years; computers, office equipment and software - 5 to 20 years; and intangible property - 5 years. A summary of the Company's property is included at Schedule II of the Annual Report. Depreciation and amortization expense was $6.7 million and $2.5 million for the years ended December 31, 2002 and 2001, respectively.

     Upon the retirement or sale of an asset, the related cost and accumulated depreciation are removed from the balance sheet and the resulting gain or loss is credited or charged to income.

     E.  Income Taxes

     Progress Energy and its subsidiaries file a consolidated federal income tax return. Progress Energy's consolidated income tax is allocated to the Company in accordance with the Inter-company Income Tax Allocation Agreement. The agreement provides an allocation that recognizes positive and negative corporate taxable income. The agreement provides for an equitable method of apportioning the carryover of uncompensated tax benefits. Beginning in 2002, Progress Energy's tax benefits not related to acquisition interest expense are allocated to profitable subsidiaries, in accordance with an SEC order. Income taxes are provided as if the Company filed a separate return.

     Deferred income taxes have been provided for temporary differences. These occur when there are differences between the book and tax carrying amounts of assets and liabilities. Investment tax credits related to regulated operations have been deferred and are being amortized over the estimated service life of the related properties (See Note 8).

     F.  Other Policies

     The Company renders services to affiliated companies at cost. The charges for services include no compensation for the use of equity capital, all of which is furnished by Progress Energy. The costs of the services are determined on a direct charge basis to the extent practicable and based on predetermined allocation factors for indirect costs. See Note 2.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2002

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


     Investments primarily include the cash surrender value of company owned life insurance policies and excess funding held in order to pay claims related to the Progress Energy Voluntary Employee Benefit Association.

     Cash and cash equivalents include temporary cash investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value.

     The Company follows the guidance in Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions," to account for its defined benefit retirement plans. In addition to pension benefits, the Company provides other postretirement benefits which are accounted for under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." See Note 7 for related disclosures of these plans.


2.   Service Agreements

     The Company has entered into agreements under which it renders specialized services, at cost, to Progress Energy and its subsidiaries. The Company's affiliates include, but not limited to, the following:
     o Carolina Power & Light Company, which effective January 1, 2003 began doing business as Progress Energy Carolinas, Inc. (an integrated electric utility);
     o Florida Power Corporation, which effective January 1, 2003 began doing business as Progress Energy Florida, Inc. (an integrated electric utility);
     o North Carolina Natural Gas Corporation (a local natural gas distribution company);
     o Eastern North Carolina Natural Gas Company (formed to build a natural gas pipeline system in Eastern North Carolina);
     o Progress Ventures, Inc., which effective January 1, 2003 began doing business as Progress Energy Ventures, Inc. (involved in merchant generation);
     o Progress Fuels Corporation (involved in coal and synthetic fuel operations);
     o Progress Telecommunications Corporation (provides telecommunication services); and
     o Progress Energy Solutions, Inc. (provides energy management and related services).

     The Company's services include general executive and advisory services, purchasing, accounting and statistical, finance and treasury, legal, tax, information resources, marketing, auditing, insurance and pension, rate-making support, budgeting, business promotion and public relations, employee relations, systems and procedures, and other business and operational services. The agreements will be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements. During 2002, the SEC's Office of Public Utility Regulation completed an audit examination of the Company's books and records. This examination is a standard process for all PUHCA registrants. Based on the review, certain of the methods of allocating the Company's costs to Progress Energy and Progress Energy's subsidiaries will change in 2003.


3.   Debt

     At December 31, 2002 the Company's long-term debt consisted of an advance from Progress Energy. As of December 31, 2002 and 2001, the Company had principal amounts outstanding on the advance of $115 million. Interest accrues on the note at an annual fixed rate of 6.425% and is payable semi-annually on April 1 and October 1. As of December 31, 2002 and 2001, the Company had advance-related interest payable of $1.8 million and $1.2 million, respectively. During 2002 and 2001, the Company recorded $7.4 million and $1.2 million of advance-related interest expense, respectively. The note matures on November 1, 2011.


4.   Money Pool

     The Company participates in an internal money pool, operated by Progress Energy, to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Subsidiaries investing in the money pool earn interest on a basis proportionate to their average monthly investment. The interest rate used to calculate earnings approximates external interest rates. Funds may be withdrawn from or repaid to the money pool at any time without prior notice. The Company had $94 million of amounts payable to the money pool at December 31, 2002. At December 31, 2001, the Company had $2.6 million of

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2002

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


     amounts receivable from the money pool and $68.8 million of amounts payable to the money pool. During 2002, the Company recorded $2.6 million of interest expense related to the money pool. The Company recorded $2.6 million of interest income and $1.5 million of interest expense related to the money pool for 2001.

5.   Leases

     Minimum annual rental payments, excluding executory costs such as property taxes, insurance and maintenance, under long-term noncancelable operating leases as of December 31, 2002 are (in thousands):


     2003                                           $ 23,674
     2004                                             20,476
     2005                                             16,154
     2006                                             12,477
     2007                                             12,351
     Thereafter                                       45,142
                                               --------------
                                                   $ 130,274
                                               ==============

6.   Stock-Based Compensation

     The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APBO No. 25"), and related interpretations as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation."

     A.  Employee Stock Ownership Plan

     Progress Energy sponsors the Progress Energy 401(k) Savings and Stock Ownership Plan (401(k)) for which substantially all full-time and certain part-time non-bargaining employees within participating subsidiaries are eligible. The Company is a participating subsidiary in the 401(k), which has matching and incentive goal features, encourages systematic savings by employees and provides a method of acquiring Progress Energy common stock and other diverse investments. The 401(k), as amended in 1989, is an Employee Stock Ownership Plan (ESOP) that can enter into acquisition loans to acquire Progress Energy common stock to satisfy 401(k) common stock needs. Qualification as an ESOP did not change the level of benefits received by employees under the 401(k). Common stock acquired with the proceeds of an ESOP loan is held by the 401(k) Trustee in a suspense account. The common stock is released from the suspense account and made available for allocation to participants as the ESOP loan is repaid. Such allocations are used to partially meet common stock needs related to Progress Energy's matching and incentive contributions and/or reinvested dividends.

     There were 4,616,400 and 5,199,388 ESOP suspense shares at December 31, 2002 and 2001, respectively, with a fair value of $200.1 million and $234.1 million, respectively. The Company's matching and incentive goal compensation cost under the 401(k) is determined based on matching percentages and incentive goal attainment as defined in the plan. Such compensation cost is allocated to participants' accounts in the form of Progress Energy common stock, with the number of shares determined by dividing compensation cost by the common stock market value at the time of allocation. The 401(k) common stock share needs are met with open-market purchases, shares released from the ESOP suspense account and newly issued shares. The Company's matching and incentive cost met with shares released from the suspense account totaled approximately $3.9 million and $5.4 million for the years ended December 31, 2002 and 2001, respectively.

     B.  Stock Option Agreements

     Pursuant to Progress Energy's 1997 Equity Incentive Plan and 2002 Equity Incentive Plan, as amended and restated as of July 10, 2002, Progress Energy may grant directors, officers and eligible employees options to purchase shares of common stock. During 2002 and 2001, approximately 2.9 million and 2.4 million common stock options were granted, respectively. Of these amounts, approximately 1.1 million and 0.9 million were granted to the Company's officers and eligible employees in 2002 and 2001, respectively. No compensation expense was recognized under the provisions of APBO No. 25 and related interpretations. For purposes of the pro forma

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2002

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)

     disclosures required by SFAS No. 123, the estimated fair value of the options is amortized to expense over the options' vesting period. Under SFAS No. 148, compensation expense would have been $4.9 million and $1.1 million in 2002 and 2001, respectively.

     C.  Other Stock-Based Compensation Plans

     Progress Energy has additional compensation plans for officers and key employees that are stock-based in whole or in part. The Company participates in these plans. The two primary active stock-based compensation programs are the Performance Share Sub-Plan (PSSP) and the Restricted Stock Awards program (RSA), both of which were established pursuant to Progress Energy's 1997 Equity Incentive Plan and were continued under the 2002 Equity Incentive Plan, as amended and restated as of July 10, 2002.

     Under the terms of the PSSP, officers and key employees are granted performance shares on an annual basis that vest over a three-year consecutive period. Each performance share has a value that is equal to, and changes with, the value of a share of Progress Energy's common stock, and dividend equivalents are accrued on, and reinvested in, the performance shares. The PSSP has two equally weighted performance measures, both of which are based on Progress Energy's results as compared to a peer group of utilities. Compensation expense is recognized over the vesting period based on the expected ultimate cash payout and is reduced by any forfeitures.

     The RSA allows Progress Energy to grant shares of restricted common stock to officers and key employees. The restricted shares generally vest on a graded vesting schedule over a minimum of three years. Compensation expense, which is based on the fair value of common stock at the grant date, is recognized over the applicable vesting period and is reduced by any forfeitures.

     The total amount expensed by the Company for other stock-based compensation plans was $8.0 million and $6.6 million in 2002 and 2001, respectively.


7.   Postretirement Benefit Plans

     The Company participates in the Progress Energy non-contributory defined benefit retirement (pension) plan for substantially all full-time, non-bargaining unit employees. The Company also participates in Progress Energy's supplementary defined benefit pension plans that provide benefits to higher-level employees. The Company's annual costs related to these plans were $6.6 million and $1.4 million for the years ended December 31, 2002 and 2001, respectively.

     In addition to pension benefits, the Company participates in Progress Energy plans that provide contributory other postretirement employment benefits (OPEB), including certain health care and life insurance benefits, for retired employees who meet specified criteria. The Company's annual costs related to OPEB were $3.3 million and $2.7 million for the year ended December 31, 2002 and 2001 respectively.


8.   Income Taxes

     The Company is included in Progress Energy's consolidated federal income tax return. Income taxes are allocated to the Company based upon its taxable income or loss, determined on a separate return basis. The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." As such, deferred income taxes are provided for temporary differences between book and tax bases of assets and liabilities.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2002

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


8.   Income Taxes (continued)

     Accumulated deferred income tax (assets) liabilities at December 31 are (in thousands):

                                                                              2002               2001
                                                                      ----------------    ------------------

     Accelerated depreciation and property cost differences           $      7,021             $ 14,067
     Miscellaneous other temporary differences, net                        (27,838)              (5,126)
                                                                      ----------------    ------------------
          Net accumulated deferred income tax liability (asset)       $    (20,817)             $ 8,941
                                                                      ================    ==================


     The provisions for income tax expense are comprised of:

             (in thousands)                                                   2002               2001
                                                                      ----------------    ------------------
             Income tax expense (credit):
             Current   - federal                                       $    18,732              $ 1,508
                         state                                               4,016                  288
             Deferred -  federal                                           (19,348)                 430
                         state                                              (4,060)                  82
                                                                      ----------------    ------------------

                    Total income tax expense                                $ (660)             $ 2,308
                                                                      ================    ==================


9.   Accumulated Other Comprehensive Loss

     Components of accumulated other comprehensive loss at December 31, are as follows:

                                                                              2002               2001
                                                                      ----------------    -----------------
     (in thousands)
     Minimum pension liability adjustments                                $  9,748          $         -
                                                                      ----------------    -----------------
     Total accumulated other comprehensive loss                           $  9,748          $         -
                                                                      ================    =================

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                 For the Years Ended December 31, 2002 and 2001
                                 (In Thousands)

                  SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME



                                                               Current Year  Prior Year
   Account          Description                                    2002         2001


              INCOME

      457     Services rendered to associate companies         $404,022     $296,103
      458     Services rendered to nonassociate companies         1,773        1,371
      421     Miscellaneous income or loss (see 421 below)            -            -
                                                               --------     --------
              TOTAL INCOME                                      405,795      297,474
                                                               --------     --------
              EXPENSE

      903     Customer Accounts and Collections                      37        6,908
      908     Customer Assistance Expenses                            8            -
      911     Sales Supervision                                     198           17
      912     Demonstrating and Selling                           2,991        2,534
      920     Salaries and wages                                110,897       85,940
      921     Office Supplies and expenses                       72,226       54,709
      923     Outside services employed                          65,950       62,766
      924     Property insurance                                 (7,153)     (14,624)
      925     Injuries and damages                                9,856        3,822
      926     Employee pensions and benefits                     38,587       15,292
      928     Regulatory Commission Expense                         675            -
      930.1   General advertising expense                         9,843        5,605
      930.2   Miscellaneous general expenses                      4,116        5,616
      931     Rents                                              43,652       37,264
      935     Maintenance of structures and equipment            14,707       14,334
      403     Depreciation expense                                  446           37
      404     Amortization expense                                6,281        2,453
      408     Taxes other than income taxes                       9,310        7,031
      409.1   Income taxes on Operating Income                   24,140        1,797
      409.2   Income taxes on NonOperating Income                (1,392)           -
      410     Provision for deferred income taxes               (23,408)       7,585
      411     Provision for deferred income taxes-credit              -       (7,074)
      411.5   Investment tax credit                                   -            -
      417     Expenses of non-utility operations                  1,047          148
      418     Non-operating rental income                             2          181
      419.1   VEBA Trust income                                  (1,807)      (4,192)
      419.9   Money Pool interest income                              -       (2,641)
      421     Miscellaneous non-operating income or loss          2,373        1,996
      426.1   Donations                                           2,370        1,798
      426.2-5 Other deductions                                    9,742        5,346
      427     Interest on long-term debt                              -            -
      430     Interest on debt to associate companies            10,034        2,757
      431     Other interest expense                                 67           69
                                                              ---------    ---------
              TOTAL EXPENSES                                    405,795      297,474
                                                              ---------    ---------
              NET INCOME OR (LOSS)                             $      0     $      0
                                                              =========    =========



      Comprehensive Income, Net of Taxes:

              Net Income                                       $      -     $      -
              Minimum pension liability adjustment
              (net of tax of $6,351)                             (9,748)           -
                                                               --------      -------
              Comprehensive Income                             $ (9,748)           -
                                                              =========      =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457



                                            Direct       Indirect   Compensation    Total
                                             Costs         Costs       For Use      Amount
Name of Associate Company                   Charged       Charged     of Capital    Billed
                                            457-1 (1)     457-2 (1)     457-3

Carolina Power & Light Company              $    -         $   -       $    -       $197,909
Eastern North Carolina Natural Gas Company       -             -            -            166
Florida Power Corporation                        -             -            -        161,156
North Carolina Natural Gas Corporation           -             -            -         12,950
Progress Energy Solutions, Inc.                  -             -            -              7
Progress Energy, Inc.                            -             -            -          6,086
Progress Fuels Corporation                       -             -            -          5,354
Progress Telecommunications Corporation          -             -            -          6,742
Progress Ventures, Inc.                          -             -            -          7,920
Strategic Resource Solutions Corp.               -             -            -          1,952
Adjustment                                       -             -            -          3,780
                                           --------       --------      ------      --------
  TOTAL                                    $     -        $    -        $   -       $404,022
                                           ========       ========       ======     ========

Note (1):  Current accounting systems do not fully support classification of direct vs. indirect cost by associate company.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                               ANALYSIS OF BILLING

                      NONASSOCIATE COMPANIES - ACCOUNT 458


                                 Direct      Indirect    Compensation            Excess     Total
                                 Costs        Costs        For Use      Total      or       Amount
Name of Nonassociate Company     Charged     Charged     of Capital     Cost   Deficiency   Billed
                                 458-1 (1)   458-2 (1)      458-3                 458-4

Sears                             $   -       $  -         $  -        $  745     $1,028    $1,773
                                   ------     ------       -------     ------     ------    ------

TOTAL                             $   -       $  -         $  -        $  745     $1,028    $1,773
                                   ======     ======       =======     ======     ======    ======


Note (1):  Current accounting systems do not fully support classification of direct vs. indirect cost by nonassociate company.


INSTRUCTION:   Provide a brief description of the services rendered to each nonassociate company.


               Information Technology functions as a data center service bureau by processing client applications in our data center for Sears.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICES
                      ASSOCIATE AND NONASSOCIATE COMPANIES


                                       Associate Company              Non-Associate Company          Total Charges For Service
                                            Charges                         Charges
        Description of Items             Direct   Indirect     Total    Direct  Indirect     Total    Direct  Indirect     Total
                                           Cost       Cost                Cost      Cost                Cost      Cost

903 - Customer Accts and Collection           2         35        37         -         -         -         2        35        37
Exp.
908 - Customer Assistance Expenses            8          0         8         -         -         -         8         0         8
911 - Sales Supervision                       0        198       198         -         -         -         0       198       198
912 - Demonstration and Selling               0      2,991     2,991         -         -         -         0     2,991     2,991
920 - Salaries and Wages                 19,090     91,798   110,888         9         -         9    19,099    91,798   110,897
921 - Office Supplies and Expense        77,169    (4,943)    72,226         -         -         -    77,169   (4,943)    72,226
923 - Outside Services Employed          26,994     38,956    65,950         -         -         -    26,994    38,956    65,950
924 - Property Insurance               (16,601)      9,448   (7,153)         -         -         -  (16,601)     9,448   (7,153)
925 - Injuries and Damages                5,442      4,414     9,856         -         -         -     5,442     4,414     9,856
926 - Employee Pensions and Benefits      3,244     35,341    38,585         2         -         2     3,246    35,341    38,587
928 - Regulatory Commission Expenses        675          0       675         -         -         -       675         0       675
930.1 - General Advertising Expense       1,953      7,890     9,843         -         -         -     1,953     7,890     9,843
930.2 - Miscellaneous General Expense     3,771        345     4,116         -         -         -     3,771       345     4,116
931 - Rents                              26,830     16,822    43,652         -         -         -    26,830    16,822    43,652
935 - Maintenance of General Plant        1,168     13,539    14,707         -         -         -     1,168    13,539    14,707
403 - Depreciation Expense                    0        446       446         -         -         -         0       446       446
404 - Amortization Expense                    0      6,281     6,281         -         -         -         0     6,281     6,281
408 - Taxes Other Than Income Taxes       1,200      8,109     9,309         1         -         1     1,201     8,109     9,310
409 - Income Taxes                            0     22,748    22,748         -         -         -         0    22,748    22,748
410 - Deferred Income Taxes                   0   (23,408)  (23,408)         -         -         -         0  (23,408)  (23,408)
417 - Expenses of Non-Utility Operations  1,018         29     1,047         -         -         -     1,018        29     1,047
418 - Non-Operating Rental Income             0          2         2         -         -         -         0         2         2
419 - Interest Income                         0    (1,807)   (1,807)         -         -         -         0   (1,807)   (1,807)
421 - Misc. Non-Op.  Income / Expense     (698)      1,310       612     1,761         -     1,761     1,063     1,310     2,373
426.1 - Donations                           702      1,668     2,370         -                   -       702     1,668     2,370
426.2-5 - Other Deductions                3,336      6,406     9,742         -         -         -     3,336     6,406     9,742
430 - Interest Expense on Debt                0     10,034    10,034         -         -         -         0    10,034    10,034
431 - Other Interest Expense                  0         67        67         -         -         -         0        67        67

Total Cost of Service                   155,303    248,719   404,022     1,773         0     1,773   157,076   248,719   405,795
                                       --------   --------  --------    ------        --    ------  --------  --------  -------

         INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                                  Schedule XVII
                       Schedule of Expense Distribution by
                         Department or Service Function


    Description of Items                 Total Amount  Overhead  Accounting  Audit  Corporate Corporate       Corporate  Corporate
                                            Billed                                            Communications  Security   Services
----------------------------------------------------------------------------------------------------------------------------------
903 - Customer Accts and Collection Exp.           37        35           -      -          -              -          -          2
908 - Customer Assistance Expense                   8         -           -      -          -              -          -          -
911 - Sales Supervision                           198       198           -      -          -              -          -          -
912 - Demonstration and Selling                 2,991     2,991           -      -          -              -          -          -
920 - Salaries and Wages                      110,897    91,798       3,354      7        851          1,156       (23)      1,479
921 - Office Supplies and Expense              72,226   (4,943)         649      -      1,203            852          2        922
923 - Outside Services Employed                65,950    38,956       1,887      -      2,341          1,548         61        174
924 - Property Insurance                      (7,153)     9,448           -      -          -              -          -          -
925 - Injuries and Damages                      9,856     4,414           -      -          1              -          -          -
926 - Employee Pensions and Benefits           38,587    35,341         513      1         91            190          -        248
928 - Regulatory Commission Expenses              675         -           -      -          -              -          -          -
930.1 - General Advertising Expense             9,843     7,890           -      -          -          1,943          -          -
930.2 - Miscellaneous General Expense           4,116       345           -      -      1,434              -          -          -
931 - Rents                                    43,652    16,822           -      -          -              -          -          -
935 - Maintenance of General Plant             14,707    13,539           -      -         11              9          -          -
403 - Depreciation Expense                        446       446           -      -          -              -          -          -
404 - Amortization Expense                      6,281     6,281           -      -          -              -          -          -
408 - Taxes Other Than Income Taxes             9,310     8,109         198      -         57             72          -         92
409 - Income Taxes                             22,748    22,748           -      -          -              -          -          -
410 - Deferred Income Taxes                  (23,408)  (23,408)           -      -          -              -          -          -
417 - Expenses of Non-Utility Operations        1,047        29         281      -        143              2          -          -
418 - Non-Operating Rental Income                   2         2           -      -          -              -          -          -
419 - Interest Income                         (1,807)   (1,807)           -      -          -              -          -          -
421 - Misc. Non-Op. Income/Expense              2,373     1,310           1      -         92              -          -          -
426.1 - Donations                               2,370     1,668           -      -          -            702          -          -
426.2-5 - Other Deductions                      9,742     6,406           -      -          -          1,801          -          -
430 - Interest on Debt to Assoc. Co.           10,034    10,034           -      -          -              -          -          -
431 - Other Interest Expense                       67        67           -      -          -              -          -          -
                                         -----------------------------------------------------------------------------------------
Total                                         405,795   248,719       6,883      8      6,224          8,275         40      2,917
                                         =========================================================================================

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                                  Schedule XVII
                       Schedule of Expense Distribution by
                   Department or Service Function (continued)


     Description of Items             Enterprise  Environmental  Finance-  Financial   Florida      Human     Information   Legal
                                         Risk     Health &       Florida   Planning &  Regulatory  Resources  Technology &
                                       Management Safety                   Regulatory  & Public               Telecommuni-
                                                                           Services    Affairs                cations
----------------------------------------------------------------------------------------------------------------------------------
903 - Customer Accts and Collection Exp.        -           -         -             -          -          -            -        -
908 - Customer Assistance Expense               -           -         8             -          -          -            -        -
911 - Sales Supervision                         -           -         -             -          -          -            -        -
912 - Demonstration and Selling                 -           -         -             -          -          -            -        -
920 - Salaries and Wages                        -       1,542     2,088            91        705      2,761        1,205    2,414
921 - Office Supplies and Expense               -          28       565             2        155        317       67,546      582
923 - Outside Services Employed                 -           -       422             -        538         19        8,384   11,244
924 - Property Insurance                        -           -         -             -          -          -            -        -
925 - Injuries and Damages                      -           -         -             -          -          -            -    3,223
926 - Employee Pensions and Benefits            -         256       313            15        135        496          245      451
928 - Regulatory Commission Expenses            -           -       675             -          -          -            -        -
930.1 - General Advertising Expense             -           -         -             -          -          -            -        -
930.2 - Miscellaneous General Expense           -           -         -             -          -          -            -    1,570
931 - Rents                                     -           -         -             -          7          -       26,822        -
935 - Maintenance of General Plant              -           -         -             -          -          -            67        -
403 - Depreciation Expense                      -           -         -             -          -          -            -        -
404 - Amortization Expense                      -           -         -             -          -          -            -        -
408 - Taxes Other Than Income Taxes             -          97       119             6         38        172           97      163
409 - Income Taxes                              -           -         -             -          -          -            -        -
410 - Deferred Income Taxes                     -           -         -             -          -          -            -        -
417 - Expenses of Non-Utility Operations      111           -        10             -          -          -           14        -
418 - Non-Operating Rental Income               -           -         -             -          -          -            -        -
419 - Interest Income                           -           -         -             -          -          -            -        -
421 - Misc. Non-Op. Income/Expense              -           -         -             -          -        739          231        -
426.1 - Donations                               -           -         -             -          -          -            -        -
426.2-5 - Other Deductions                      -           -         -             -        528          -            -        -
430 - Interest on Debt to Assoc. Co.            -           -         -             -          -          -            -        -
431 - Other Interest Expense                    -           -         -             -          -          -            -        -
                               ---------------------------------------------------------------------------------------------------
Total                                        111        1,923     4,200           114      2,106      4,504      104,611   19,647
                               ===================================================================================================

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                                  Schedule XVII
                       Schedule of Expense Distribution by
                   Department or Service Function (continued)


     Description of Items                Public    Real    Regulatory  Strategic   Tax    Treasury
                                         Affairs   Estate  Affairs     Planning
--------------------------------------------------------------------------------------------------
903 - Customer Accts and Collection Exp.       -       -           -          -         -        -
908 - Customer Assistance Expense              -       -           -          -         -        -
911 - Sales Supervision                        -       -           -          -         -        -
912 - Demonstration and Selling                -       -           -          -         -        -
920 - Salaries and Wages                       -     229          17        230       993        -
921 - Office Supplies and Expense              -   2,384           -          8         8    1,946
923 - Outside Services Employed                -     246           -          -        93       37
924 - Property Insurance                       -       -           -          -           (16,601)
925 - Injuries and Damages                     -       -           -          -         -    2,218
926 - Employee Pensions and Benefits           -      41           3         87       161        -
928 - Regulatory Commission Expenses           -       -           -          -         -        -
930.1 - General Advertising Expense            -       -          10          -         -        -
930.2 - Miscellaneous General Expense          -       -           -          -         -      767
931 - Rents                                    -       1           -          -         -        -
935 - Maintenance of General Plant             -   1,081           -          -         -        -
403 - Depreciation Expense                     -       -           -          -         -        -
404 - Amortization Expense                     -       -           -          -          -        -
408 - Taxes Other Than Income Taxes            -      15           1         12        62        -
409 - Income Taxes                             -       -           -          -         -        -
410 - Deferred Income Taxes                    -       -           -          -         -        -
417 - Expenses of Non-Utility Operations       -       -           -          -       457        -
418 - Non-Operating Rental Income              -       -           -          -         -        -
419 - Interest Income                          -       -           -          -         -        -
421 - Misc. Non-Op. Income/Expense             -       -           -          -         -        -
426.1 - Donations                              -       -           -          -         -        -
426.2-5 - Other Deductions                 1,007       -           -          -         -        -
430 - Interest on Debt to Assoc. Co.           -       -           -          -         -        -
431 - Other Interest Expense                   -       -           -          -         -        -
                                       -----------------------------------------------------------
Total                                      1,007   3,997          31        337     1,774 (11,633)
                                       ===========================================================

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920


                                                                   Departmental Salary Expense                    Number
                                                                  Included in Amounts Billed To                Personnel
Name of                                                 Total      Parent            Other           Non          End of
Department                                             Amount     Company       Associates    Associates         Year(1)

Accounting                                             $9,783          $5           $9,778            $0             190
Audit                                                   3,593          12            3,581             0              39
Corporate                                               4,203          13            4,190             0              17
Corporate Communications                                4,140           8            4,132             0              56
Corporate Security                                      1,464           0            1,464             0              13
Corporate Services                                      4,904           0            4,904             0             273
Economic Development                                        8           0                8             0              18
Enterprise Risk Management                                488           2              486             0               6
Environmental Health & Safety                           3,273           0            3,273             0              51
Finance - Florida                                       2,112           0            2,112             0               2
Financial Planning & Regulatory Services                1,563           0            1,563             0              42
Florida Regulatory & Public Affairs                       706           0              706             0               0
Human Resources                                         9,656           1            9,655             0             136
I/T and Telecommunications                             49,360           0           49,351             9             657
Legal                                                   4,503         346            4,157             0              69
Public Affairs                                             10          15              (5)             0              18
Real Estate                                             2,731           0            2,731             0              44
Regulatory Affairs                                        617           0              617             0               6
Strategic Planning                                      2,079           4            2,075             0              17
Tax                                                     2,937           4            2,933             0              40
Treasury                                                2,767           7            2,760             0              21

Total                                                $110,897        $417         $110,471            $9           1,715


Note (1):  Not rounded to thousands

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                     OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

    INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.

    FROM WHOM PURCHASED                         DESCRIPTION                               RELATIONSHIP    AMOUNT
    -------------------                         -----------                                   "A" =       ------
                                                                                           ASSOCIATE
                                                                                           "NA"= NON
                                                                                           ASSOCIATE
                                                                                          ------------
ACCOUNTING & AUDIT SERVICES
    DELOITTE & TOUCHE LLP                       ACCOUNTING & AUDIT SERVICES                    NA           1,782
    MISCELLANEOUS ( 2 ITEMS LESS THAN           ACCOUNTING & AUDIT SERVICES                    NA              12
    $100,000)                                                                                           ----------
                                                                                                            1,794
                                                                                                        ----------
BENEFIT CONSULTING SERVICES
    BUCK CONSULTANTS INC                        BENEFIT CONSULTING SERVICES                    NA             167
    VALUEOPTIONS INC                            BENEFIT CONSULTING SERVICES                    NA             104
    MISCELLANEOUS ( 4 ITEMS LESS THAN           BENEFIT CONSULTING SERVICES                    NA              81
    $100,000)                                                                                           ----------
                                                                                                              352
                                                                                                        ----------
COMMUNICATION SERVICES
    MOTOROLA INC                                COMMUNICATION SERVICES                         NA           1,729
    PREMIERE COMM & CONSULTING INC              COMMUNICATION SERVICES                         NA             347
    CONSENSUS COMM INC                          COMMUNICATION SERVICES                         NA             108
    MISCELLANEOUS ( 14 ITEMS LESS THAN          COMMUNICATION SERVICES                         NA             292
    $100,000)
                                                                                                        ----------
                                                                                                            2,476
                                                                                                        ----------
COMPUTER PROGRAMMING SERVICES
    TEKSYSTEMS INC                              COMPUTER PROGRAMMING SERVICES                  NA           1,906
    KEANE INC                                   COMPUTER PROGRAMMING SERVICES                  NA           1,698
    MERCURY DATA SYS CORP                       COMPUTER PROGRAMMING SERVICES                  NA           1,470
    ANALYSTS INTL CORP                          COMPUTER PROGRAMMING SERVICES                  NA           1,125
    BOGIER CONSULTING INC                       COMPUTER PROGRAMMING SERVICES                  NA             778
    BAYTREE ASSOC INC                           COMPUTER PROGRAMMING SERVICES                  NA             688
    SAPPHIRE TECH INC                           COMPUTER PROGRAMMING SERVICES                  NA             525
    ACCENTURE LLP                               COMPUTER PROGRAMMING SERVICES                  NA             468
    PREMIER STAFFING SOLUTIONS INC              COMPUTER PROGRAMMING SERVICES                  NA             461
    MICROSOFT CORP                              COMPUTER PROGRAMMING SERVICES                  NA             443
    CONSULTANTS IN DATA PROCESSING INC          COMPUTER PROGRAMMING SERVICES                  NA             281
    TEAM INFO SERV CORP                         COMPUTER PROGRAMMING SERVICES                  NA             278
    SYSTEMS PROS INC                            COMPUTER PROGRAMMING SERVICES                  NA             276
    METRO INFO SERV INC                         COMPUTER PROGRAMMING SERVICES                  NA             233
    NOBLESTAR SYS INC                           COMPUTER PROGRAMMING SERVICES                  NA             225
    PRICEWATERHOUSE COOPERS LLP                 COMPUTER PROGRAMMING SERVICES                  NA             220
    EMPLIFI INC                                 COMPUTER PROGRAMMING SERVICES                  NA             212
    CII ASSOC INC                               COMPUTER PROGRAMMING SERVICES                  NA             200
    COMPUWARE CORP                              COMPUTER PROGRAMMING SERVICES                  NA             190
    COMPUTER HORIZONS CORP                      COMPUTER PROGRAMMING SERVICES                  NA             183
    LYON TECH INC                               COMPUTER PROGRAMMING SERVICES                  NA             174
    CAMINUS CORP                                COMPUTER PROGRAMMING SERVICES                  NA             166
    CONCUR TECH INC                             COMPUTER PROGRAMMING SERVICES                  NA             159
    KFORCE INC                                  COMPUTER PROGRAMMING SERVICES                  NA             158
    INTERVISE CONSULT INC                       COMPUTER PROGRAMMING SERVICES                  NA             158
    OXFORD GLOBAL RESOURCES INC                 COMPUTER PROGRAMMING SERVICES                  NA             145
    SYSTEMS WEST COMPUTER RESOURCES INC         COMPUTER PROGRAMMING SERVICES                  NA             126
    CREATIVE SOLUTIONS INC                      COMPUTER PROGRAMMING SERVICES                  NA             113
    PARAGON COMPUTER PROF INC                   COMPUTER PROGRAMMING SERVICES                  NA             110
    OPEN ACCESS TECH INTL INC                   COMPUTER PROGRAMMING SERVICES                  NA             100
    MISCELLANEOUS ( 87 ITEMS LESS THAN          COMPUTER PROGRAMMING SERVICES                  NA           1,520
    $100,000)
                                                                                                        ----------
                                                                                                           14,789
                                                                                                        ----------
CONSULTING SERVICES - ADVERTISING
    MULLEN INC                                  CONSULTING SERVICES - ADVERTISING              NA           1,035
    BBDO SOUTH INC                              CONSULTING SERVICES - ADVERTISING              NA             215
    BURKE INC                                   CONSULTING SERVICES - ADVERTISING              NA             189
    MISCELLANEOUS ( 22 ITEMS LESS THAN          CONSULTING SERVICES - ADVERTISING              NA             174
    $100,000)
                                                                                                        ----------
                                                                                                            1,613
                                                                                                        ----------

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

         INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.


    FROM WHOM PURCHASED                         DESCRIPTION                               RELATIONSHIP    AMOUNT
    -------------------                         -----------                                   "A" =       ------
                                                                                           ASSOCIATE
                                                                                           "NA"= NON
                                                                                           ASSOCIATE
                                                                                          ------------
CONSULTING SERVICES - ENVIRONMENTAL
    ENVIRONMENTAL INVESTIGATIONS INC            CONSULTING SERVICES - ENVIRONMENTAL            NA             536
    MISCELLANEOUS ( 5 ITEMS LESS THAN           CONSULTING SERVICES - ENVIRONMENTAL            NA              96
    $100,000)                                                                                           ----------
                                                                                                              632
                                                                                                        ----------

CONSULTING SERVICES - FACILITIES/REAL ESTATE
    AUS CONSULTANTS INC                         CONSULTING SERVICES - FACILITIES/REAL          NA             209
                                                ESTATE
    EUREST DINING SERV INC                      CONSULTING SERVICES - FACILITIES/REAL          NA             179
                                                ESTATE
    CENTERLINE CONSULTING CO INC                CONSULTING SERVICES - FACILITIES/REAL          NA             133
                                                ESTATE
    MISCELLANEOUS ( 9 ITEMS LESS THAN           CONSULTING SERVICES - FACILITIES/REAL          NA             225
    $100,000)                                   ESTATE
                                                                                                        ----------
                                                                                                              746
                                                                                                        ----------
CONSULTING SERVICES - LEGAL
    DANIEL J EDELMAN INC                        CONSULTING SERVICES - LEGAL                    NA             534
                                                                                                        ----------
                                                                                                              534
                                                                                                        ----------
CONSULTING SERVICES - MARKETING
    MISCELLANEOUS ( 2 ITEMS LESS THAN           CONSULTING SERVICES - MARKETING                NA             122
    $100,000)                                                                                           ----------
                                                                                                              122
                                                                                                        ----------
CONSULTING SERVICES - OTHER
    KPMG LLP                                    CONSULTING SERVICES - OTHER                    NA             858
    SCOTT MADDEN & ASSOC INC                    CONSULTING SERVICES - OTHER                    NA             546
    THE BOSTON CONSULT GROUP INC                CONSULTING SERVICES - OTHER                    NA             481
    MILLER & CHEVALIER                          CONSULTING SERVICES - OTHER                    NA             463
    GARTNER GROUP INC                           CONSULTING SERVICES - OTHER                    NA             371
    PRICEWATERHOUSE COOPERS LLP                 CONSULTING SERVICES - OTHER                    NA             302
    JAED CORP                                   CONSULTING SERVICES - OTHER                    NA             301
    MARSH USA INC                               CONSULTING SERVICES - OTHER                    NA             300
    CONCUR TECH INC                             CONSULTING SERVICES - OTHER                    NA             234
    THE MCAULAY FIRM INC                        CONSULTING SERVICES - OTHER                    NA             227
    THE GELFOND GROUP                           CONSULTING SERVICES - OTHER                    NA             190
    ERNST & YOUNG LLP                           CONSULTING SERVICES - OTHER                    NA             184
    CHESKIN RESEARCH INC                        CONSULTING SERVICES - OTHER                    NA             171
    FLG STRATEGIES LLC                          CONSULTING SERVICES - OTHER                    NA             150
    RHR INTL CO INC                             CONSULTING SERVICES - OTHER                    NA             138
    SCIENTECH INC                               CONSULTING SERVICES - OTHER                    NA             123
    CAPITAL STRATEGIES INC                      CONSULTING SERVICES - OTHER                    NA             117
    TOWERS PERRIN INC                           CONSULTING SERVICES - OTHER                    NA             105
    MISCELLANEOUS ( 41 ITEMS LESS THAN          CONSULTING SERVICES - OTHER                    NA             890
    $100,000)
                                                                                                        ----------
                                                                                                            6,151
                                                                                                        ----------
CONSULTING SERVICES - PROGRAMMING
    CB RICHARD ELLIS INC                        CONSULTING SERVICES - PROGRAMMING              NA             325
    KPMG CONSULTING INC                         CONSULTING SERVICES - PROGRAMMING              NA             100
    UTILITIES INTL INC                          CONSULTING SERVICES - PROGRAMMING              NA             159
    MISCELLANEOUS ( 4 ITEM LESS THAN $100,000)  CONSULTING SERVICES - PROGRAMMING              NA             201
                                                                                                        ----------
                                                                                                              785
                                                                                                        ----------

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

      INSTRUCTIONS:     Provide a breakdown by subaccount of outside
                        services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.

    FROM WHOM PURCHASED                         DESCRIPTION                               RELATIONSHIP    AMOUNT
    -------------------                         -----------                                  "A" =        ------
                                                                                           ASSOCIATE
                                                                                           "NA"= NON
                                                                                           ASSOCIATE
                                                                                           ----------
CONTRACT LABOR
    MISC. (7 ITEMS LESS THAN $100,000)          CONTRACT LABOR                                 NA             123
                                                                                                        ----------
                                                                                                              123
                                                                                                        ----------
DESIGN SERVICES
    MISC. (13 ITEMS LESS THAN $100,000)         DESIGN SERVICES                                NA             148
                                                                                                        ----------
                                                                                                              148
                                                                                                        ----------
ENGINEERING SERVICES
    JONES EDMUNDS & ASSOC INC                   ENGINEERING SERVICES                           NA             227
    MISC. (7 ITEMS LESS THAN $100,000)          ENGINEERING SERVICES                           NA              38
                                                                                                        ----------
                                                                                                              265
                                                                                                        ----------
FINANCIAL SERVICES
    THOMSON FINANCIAL CORP GROUP                FINANCIAL SERVICES                             NA             113
                                                                                                        ----------
                                                                                                              113
                                                                                                        ----------

JANITORIAL SERVICES
    GEN MAINT CO INC                            JANITORIAL SERVICES                            NA             597
    MISC. (3 ITEMS LESS THAN $100,000)          JANITORIAL SERVICES                            NA              61
                                                                                                        ----------
                                                                                                              658
                                                                                                        ----------

LEGAL SERVICES
    CARLTON FIELDS PA                           LEGAL SERVICES                                 NA           2,999
    HUNTON & WILLIAMS LLP                       LEGAL SERVICES                                 NA           2,223
    BRUDER GENTILE & MARCOUX LLP                LEGAL SERVICES                                 NA             937
    SMITH ANDERSON BLOUNT DORSETT MITCHELL &    LEGAL SERVICES                                 NA             787
    JERNIGAN LLP
    THELEN REID & PRIEST LLP                    LEGAL SERVICES                                 NA             562
    THE BRATTLE GROUP INC                       LEGAL SERVICES                                 NA             369
    WEIL GOTSHAL & MANGES LLP                   LEGAL SERVICES                                 NA             290
    PARKER POE ADAMS & BERNSTEIN LLP            LEGAL SERVICES                                 NA             278
    SHAW PITTMAN LLP                            LEGAL SERVICES                                 NA             274
    CRAWFORD OWEN & HINES PA                    LEGAL SERVICES                                 NA             207
    THOMPSON SIZEMORE & GONZALEZ PA             LEGAL SERVICES                                 NA             192
    HELMS MULLISS & WICKER PLLC                 LEGAL SERVICES                                 NA             182
    HOPPING GREEN & SAMS                        LEGAL SERVICES                                 NA             170
    OGLETREE DEAKINS NASH SMOAK &  STEWART PC   LEGAL SERVICES                                 NA             170
    LEBOEUF LAMB GREENE & MACRAE LLP            LEGAL SERVICES                                 NA             164
    ABBEY ADAMS BYELICK KIERNAN MUELLER &       LEGAL SERVICES                                 NA             154
    LANCASER LLP
    RICHARD J MCCRORY                           LEGAL SERVICES                                 NA             153
    ELARBEE THOMPSON SAPP & WILSON LLP          LEGAL SERVICES                                 NA             131
    JUDGE'S LEGAL STAFFING INC                  LEGAL SERVICES                                 NA             130
    LYON KIRWIN NORRIS PA                       LEGAL SERVICES                                 NA             125
    WILLCOX BUYCK & WILLIAMS PA                 LEGAL SERVICES                                 NA             123
    STANTON HUGHES DIANA CERRA MARIANI &        LEGAL SERVICES                                 NA             117
    MARGELLO PC
    WISE CARTER CHILD & CARAWAY PA              LEGAL SERVICES                                 NA             106
    KLUSZA & GODING INC                         LEGAL SERVICES                                 NA             102
    JOELE FRANK WILKINSON BRIMMER               LEGAL SERVICES                                 NA             101
    MISC.(160 ITEMS LESS THAN $100,000)         LEGAL SERVICES                                 NA           2,243
                                                                                                        ----------
                                                                                                           13,289
                                                                                                        ----------
MAINTENANCE SERVICES
    BOLTON CORP                                 MAINTENANCE SERVICES                           NA             113
    BONITZ FLOORING GROUP INC                   MAINTENANCE SERVICES                           NA             103
    MISC. (100 ITEMS LESS THAN $100,000)        MAINTENANCE SERVICES                           NA             658
                                                                                                        ----------
                                                                                                              874
                                                                                                        ----------

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

        INSTRUCTIONS:   Provide a breakdown by subaccount of
                        outside services employed. If the
                        aggregate amounts paid to any one
                        payee and included within one
                        subaccount is less than $100,000,
                        only the aggregate number and amount
                        of all such payments included within
                        the subaccount need be shown. Provide
                        a subaccount for each type of
                        service.

    FROM WHOM PURCHASED                         DESCRIPTION                               RELATIONSHIP    AMOUNT
    -------------------                         -----------                                  "A" =        ------
                                                                                           ASSOCIATE
                                                                                           "NA"= NON
                                                                                           ASSOCIATE
                                                                                           ----------
MARKETING RESEARCH SERVICES
    TAYLOR NELSON SOFRES INTERSEARCH INC        MARKETING RESEARCH SERVICES                    NA             803
    ENERGY MARKET SOLUTIONS LLC                 MARKETING RESEARCH SERVICES                    NA             299
    J D POWER & ASSOC INC                       MARKETING RESEARCH SERVICES                    NA             120
    MISC. (4 ITEMS LESS THAN $100,000)                                                         NA              75
                                                                                                        ----------
                                                                                                            1,297
                                                                                                        ----------
MEDICAL SERVICES
    CONTINUUM INC                               MEDICAL SERVICES                               NA             365
    MISC.(129 ITEMS LESS THAN $100,000)         MEDICAL SERVICES                               NA             478
                                                                                                        ----------
                                                                                                              843
                                                                                                        ----------
PUBLIC RELATIONS SERVICES
    THE CARTER GROUP                            PUBLIC RELATIONS SERVICES                      NA             170
                                                                                                        ----------
                                                                                                              170
                                                                                                        ----------
RECRUITING SERVICES
    PREMIER STAFFING SOLUTIONS INC              RECRUITING SERVICES                            NA             119
    MISC. (9 ITEMS LESS THAN $100,000)          RECRUITING SERVICES                            NA              17
                                                                                                        ----------
                                                                                                              136
                                                                                                        ----------

RESEARCH SERVICES
    MISC. (8 ITEMS LESS THAN $100,000)          RESEARCH SERVICES                              NA             195
                                                                                                        ----------
                                                                                                              195
                                                                                                        ----------
SECURITY SERVICES
    SECURITY FORCES INC                         SECURITY SERVICES                              NA           1,436
    BURNS INTL SECURITY SERV                    SECURITY SERVICES                              NA           1,279
    ASSET PROTECTION TEAM INC                   SECURITY SERVICES                              NA             351
    SBI NUCLEAR SECURITY                        SECURITY SERVICES                              NA             177
    SFI ELEC INC                                SECURITY SERVICES                              NA             155
    HIRECHECK INC                               SECURITY SERVICES                              NA             121
    MISC. (94 ITEMS LESS THAN $100,000)         SECURITY SERVICES                              NA             402
                                                                                                        ----------
                                                                                                            3,921
                                                                                                        ----------

SOFTWARE CONSULTING SERVICES
    PRIMAVERA                                   SOFTWARE CONSULTING SERVICES                   NA             113
    MISC. (5 ITEMS LESS THAN $100,000)          SOFTWARE CONSULTING SERVICES                   NA             124
                                                                                                        ----------
                                                                                                              237
                                                                                                        ----------
TELECOM - CABLING SERVICES
    COMPULINK                                   CABLING SERVICES                                              225
                                                                                                        ----------
                                                                                                              225
                                                                                                        ----------
TEMPORARY LABOR
    ESG INTL INC                                TEMPORARY LABOR                                NA             803
    THE EXECUTIVE STAFFING GROUP INC            TEMPORARY LABOR                                NA             201
    RANDSTAD INC                                TEMPORARY LABOR                                NA             145
    ACCOUNTEMPS                                 TEMPORARY LABOR                                NA             108
    MISC. (72 ITEMS LESS THAN $100,000)         TEMPORARY LABOR                                NA           1,116
                                                                                                        ----------
                                                                                                            2,373
                                                                                                        ----------
TRAVEL SERVICES
    MISC. (3 ITEMS LESS THAN $100,000)          TRAVEL SERVICES                                NA             100
                                                                                                        ----------
                                                                                                              100
                                                                                                        ----------
SERVICES FROM/(TO) AFFILIATES
    PROGRESS TELECOM CORPORATION                TELECOMMUNICATION SERVICES                     A           10,646
                                                                                                        ----------
                                                                                                           10,646
                                                                                                        ----------
OTHER SERVICES
    OTHER (267 ITEMS LESS THAN $100,000)        OTHER SERVICES                                 NA           1,658
    ACCOUNTING ITEMS AND ENTRIES                                                                          (1,315)
                                                                                                        ----------
                                                                                                              343
                                                                                                        ----------

GRAND TOTAL                                                                                                65,950
                                                                                                        ==========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

   INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.



        Description                              Amount


        Active Health                           $ 7,233

        Retiree Health and Life                   2,900

        Active Life                                  60

        Pensions                                  3,456

        401(K)Plan                                4,503

        LTD Health and Life                         858

        LTD Salary Continuation                     679

        Deferred Incentive Plans                  3,409

        Deferred Compensation Plans               5,300

        Deferred Benefit Plans                    2,649

        Awards for Excellence                       436

        Severance Related Expenses                6,933

        Other                                       171

                                                -------

                 TOTAL                          $38,587
                                                =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                  GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

     INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
                    "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of 3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


--------------------------------------------------------------------------------
Description                          Name of Payee                        Amount
--------------------------------------------------------------------------------
Broadcast, TV, Radio, Print, and     Mullen Inc                           3,870
Newspaper Ads
Broadcast, TV, Radio, Print, and     BBDO Atlanta                         1,637
Newspaper Ads
Research                             Lister Butler                        1,067
Newspaper Ad                         MRPP Inc                               612
Signage                              Signage Solutions                      531
Print Ad                             Harperprints Inc                       420
Sponsorship                          Learfield Comm                         125
TV Ad                                Bank of America/Fox News Network       120
TV Ad                                MSNBC CSF                              117
Sponsorship Advertising              Sea World of Florida                   100
Magazine Ad                          Forbes Magazine                         94
Airport Advertising                  Interspace Service Inc                  87
Newspaper Ad                         St Petersburg Times                     83
Fleet Decals                         Signature Graphics                      69
Newspaper Ad                         Orlando Sentinel                        64
Print Ad                             Tallahassee Democrat                    55
Magazine Ad                          Fortune                                 50
TV Ad                                WFTV Inc                                47
Newspaper Ad                         TMP Worldwide                           43
Misc Advertising                     Bank One                                38
Software                             Interwoven                              38
Sponsorship                          Forum For Corp Conscience               35
Marketing Research                   Cheskin Research Inc                    27
Newspaper Ad                         News- Journal Corp                      27
Newspaper Ad                         Media General Florida Pub Group         23
Print Ad                             Lakeland Ledger Pub Corp                23
Newspaper Ad                         News and Observer                       23
Public Relations Adv Consulting      Edelman                                 20
Video Production                     Blue Marble Media                       19
Sports Marketing                     WTVD-TV ABC                             18
Magazine Ad                          Leaders Magazine                        17
Magazine Ad                          Florida Trend                           17
Print Ad                             Business NC                             14
Radio Ad                             Radio One                               12

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

            GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1 (Continued)

   INSTRUCTIONS:   Provide a listing of the amount included in Account 930.1,
                   "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of 3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


Description                      Name of Payee                            Amount
Sponsorship for Tree Lighting    WNCN-TV/NBC-17                               10
Legal Services                   Hunton and Williams                           9
Print Ad                         NC Citizens for Business and Industry         9
Magazine Ad                      Triangle Pointer                              9
Recruiting Ad                    Hotjobs.com                                   8
Print Ad                         Classic Graphics                              8
Newspaper Ad                     Virginia Press Service Inc                    7
Newspaper Ad                     Goldsboro News-Argus                          7
Print Ad                         National Graphic Imaging                      7
Newspaper Ad                     Gainesville Sun                               7
Radio Ad                         Infinity Broadcasting Corp                    6
Newspaper Ad                     Wilmington Star News                          6
Print Ad                         Florence Business Journal                     6
Brochure Ad                      North Central FL Reg Planning Council         6
Magazine Ad                      Metro Magazine                                6
Print Ad                         Orlando Business Journal                      6
Sports Marketing                 Toronto Blue Jays                             6
Newspaper Ad                     Kidsville News Inc                            5
Radio Ad                         Cox Radio                                     5
Radio Ad                         WXXL FM/Clear Channel Comm                    5
Sports Marketing                 Carolina Mudcats                              5
Radio Ad                         WTKS FM                                       5
Print Ad                         Eagle Press                                   5
Sports Marketing                 Coastal Plains Raceway                        5
Print Ad                         City Business Journals                        4
Newspaper Ad                     Richmond County Daily Journal                 4
Print Ad                         Relizon                                       4
Magazine Ad                      Triangle Lifestyle                            4
Print Ad                         Univ of Florida                               4
Print Ad                         Theo Davis Sons                               4
Newspaper Ad                     Fayetteville Observer - Times                 4
Print Ad                         Freedom Enc Comm                              3
Newspaper Ad                     Sanford Herald                                3
Print Ad                         Chamberinfo Comm                              3
Radio Ad                         Gross Comm Corp                               3
Recruiting Ad                    FlipDog Com Inc                               3
Signage                          Nichols Inc                                   3
Less than $3,000                 Miscellaneous                                97
                                                                          ------
                                                                           9,843
                                                                          ======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

     INSTRUCTIONS:  Provide a listing of the amount included in Account
                    930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.


      Description                                              Amount

          Directors' Fees / Expenses                           $  243
          Industry Dues / Fees                                  2,104
          Stock Listing / Debt Rating Fees                        710
          Shareholder Notices / Published Reports                 802
          Trustee Fees                                          1,448
          Other General Expenses                               (1,191)
                                                               ------

          Total                                                $4,116
                                                               ======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                               RENTS - ACCOUNT 931

     INSTRUCTIONS: Provide a listing of the amount included in Account 931,
                   "Rents", classifying such expenses by major groupings of property, as defined in the definition of the Uniform System of Accounts.



                     Type of Property                   Amount

                     Computer Equipment                $26,094

                     Office Rent                        17,038

                     Parking Lot/Deck                     (609)

                     Tower Space                           216

                     Repeater Site                          14

                     Motor Pool Garage                     187

                     Property Tax on Leased Equipment      870

                     Airport Hanger                          9

                     Other                                (167)
                                                       -------
                              TOTAL                    $43,652
                                                       =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



           KIND OF TAX                                        AMOUNT


    (1)  Other Than U.S. Government Taxes

         North Carolina Workers' Compensation                 $ 115

         South Carolina Workers' Compensation                     3

         Florida Unemployment                                    70

         North Carolina Franchise Tax                           172

         North Carolina Property Tax                            168

         South Carolina Corporate License                         2
                                                               ----
                 SUBTOTAL                                     $ 530

    (2)  U.S. Government Taxes

         FICA                                                $8,674

         Federal Unemployment                                   106

                                                             ------
                 SUBTOTAL                                    $8,780


                 TOTAL                                       $9,310
                                                             ======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                            DONATIONS - ACCOUNT 426.1

 INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1,
                   "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


--------------------------------------------------------------------------------------------
Name of Recipient                              Purpose of Donation             Amount
--------------------------------------------------------------------------------------------
AABE 26TH ANNUAL NATL CONF                     Civic and Charitable               10
AMER CANCER SOC                                Matching Grants                    90
AMER FISHERIES SOC                             Civic and Charitable                3
AMER LEGISLATIVE EXCHANGE COMM                 Civic and Charitable                5
AMER NUCLEAR SOC                               Civic and Charitable               10
AMER RED CROSS                                 Matching Grants                    16
ARTSPLOSURE                                    Civic and Charitable                5
ASHEVILLE AREA HABITAT FOR HUMANITY            Civic and Charitable               10
AUDUBON OF FLORIDA                             Civic and Charitable               25
AURORA FOSSIL MUSEUM                           Civic and Charitable                3
BARTOW COMM REDEV AGENCY                       Civic and Charitable                8
BE ACTIVE INC                                  Civic and Charitable                5
BIG ROCK BLUE MARLIN TOURNAMENT                Civic and Charitable               10
BLACK ART ALLIANCE                             Civic and Charitable                5
BOARD OF CO COMMISSIONERS                      Civic and Charitable               10
BOY SCOUTS OF AMER                             Civic and Charitable                3
BOYS & GIRLS CLUBS OF THE SUNCOAST GUILD       Civic and Charitable                8
CAMPBELL UNIV INC                              Matching Grants                     4
CANCER RES FOUND OF AMER                       Civic and Charitable                5
CAROLINA ARTS FEST                             Civic and Charitable                7
CAROLINA BALLET                                Civic and Charitable                9
CHANGE 4 KIDS                                  Civic and Charitable                5
CHATHAM CREATIVE ARTS INCUBATOR                Civic and Charitable               25
CITIZENS' SCHOLARSHIP FOUND OF                 Civic and Charitable                8
CITRUS CO EDUC FOUND INC                       Civic and Charitable                5
CITY OF DUNEDIN                                Civic and Charitable               25
CITY OF RALEIGH ARTS COMM                      Civic and Charitable               10
CLEMSON UNIV FOUND                             Matching Grants                    18
COKER COLL                                     Matching Grants                     3
CONGRESSIONAL BLACK CAUCUS                     Civic and Charitable               20
CONTEMPORARY SCIENCE CTR                       Civic and Charitable               10
COUNCIL FOR ENTREPRENEURIAL DEV                Civic and Charitable               10
COUNCIL FOR SUSTAINABLE FLA                    Civic and Charitable                5
COUNTY OF CHATHAM                              Civic and Charitable                5
COUNTY OF FRANKLIN                             Civic and Charitable                5
COUNTY OF RANDOLPH                             Civic and Charitable                5
COUNTY OF VANCE                                Civic and Charitable                5
CRESCENT MOON                                  Civic and Charitable                4
DESIGNERS' PRESS INC                           Civic and Charitable                4

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (Continued)

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1,
                  "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


--------------------------------------------------------------------------------------------
Name of Recipient                              Purpose of Donation             Amount
--------------------------------------------------------------------------------------------
DESOTO CO BD OF CO COMM                        Civic and Charitable               25
DUKE UNIV                                      Matching Grants                    12
DURHAM AFFORDABLE HOUSING COALITION            Civic and Charitable                5
EAST POLK COUNTY COMMITTEE OF 100 INC          Civic and Charitable               10
ECKERD COLL                                    Civic and Charitable                4
ECO ACCESS                                     Civic and Charitable                5
EDUCATION FOUND OF LAKE CO INC                 Civic and Charitable                5
EMMANUEL COLL                                  Matching Grants                    11
EXPLORIS                                       Civic and Charitable               25
EXPLORNET                                      Civic and Charitable                5
FAYETTEVILLE STATE UNIV                        Matching Grants                     4
FIRST FLIGHT CENTENNIAL FOUND                  Civic and Charitable               25
FLORIDA AFRICAN AMER HERITAGE                  Civic and Charitable                5
FLORIDA COUN ON ECONOMIC EDUC                  Civic and Charitable               15
FLORIDA ECONOMIC DEVELOPMENT COUNCIL           Civic and Charitable                5
FLORIDA HOUSE                                  Civic and Charitable               10
FLORIDA INTL MUSEUM                            Civic and Charitable               15
FLORIDA'S GREAT NORTHWEST                      Civic and Charitable               25
FOUNDATION FOR OSCEOLA EDUCATION               Civic and Charitable                4
FRIENDS OF HUNLEY                              Civic and Charitable                5
FRIENDS OF N C                                 Civic and Charitable               25
FRONT PORCH FLORIDA GOVERNORS                  Civic and Charitable                5
GATOR BOOSTERS INC UAA                         Civic and Charitable                7
GREATER RALEIGH CHAMBER OF COMM                Civic and Charitable               13
GREENE CO SUZUKI FOUND                         Civic and Charitable                9
HABITAT FOR HUMANITY OF CHATHAM CO             Civic and Charitable                5
HABITAT FOR HUMANITY OF WAKE CO                Civic and Charitable                4
HARNETT CO HABITAT FOR HUMANITY                Civic and Charitable               10
HARPERPRINTS INC                               Civic and Charitable               34
HERITAGE BIBLE COLL                            Matching Grants                     7
HIGHLANDS CO EDUC FOUND INC                    Civic and Charitable                5
HISTORIC LAKE WALES SOCIETY                    Civic and Charitable               10
HOSPICE OF MITCHELL CO INC                     Matching Grants                     4
HOSPICE OF WAKE CO                             Matching Grants                     4
INDEP COLL FUND OF NC                          Civic and Charitable                8
JACKSONVILLE CHAMBER OF COMM                   Civic and Charitable                6
JAMES E CLYBURN RESEARCH                       Civic and Charitable                5
JR ACHIEVEMENT OF WNC INC                      Civic and Charitable                5
JR LEAGUE OF RALEIGH INC                       Civic and Charitable                6
JUNIOR ACHIEVEMENT OF CENTRAL FLORIDA INC      Civic and Charitable                6

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (Continued)

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1,
                  "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


--------------------------------------------------------------------------------------------
Name of Recipient                              Purpose of Donation             Amount
--------------------------------------------------------------------------------------------
JUNIOR ACHIEVEMENT                             Civic and Charitable                5
KIDS VOTING N C - WAKE CO                      Civic and Charitable                6
LATIN AMER RESOURCE CTR                        Civic and Charitable                5
LEADERSHIP AMER N C                            Civic and Charitable                5
LEADERSHIP N C                                 Civic and Charitable               20
LEADERSHIP TRIANGLE INC                        Civic and Charitable               10
LEHIGH UNIV                                    Matching Grants                     4
LITERACY INITIATIVE FUND                       Civic and Charitable               10
MARCH OF DIMES                                 Matching Grants                    21
MARLBORO CO ECONOMIC DEV                       Civic and Charitable                5
MEREDITH COLL                                  Civic and Charitable                4
N C 2020 FOUND                                 Civic and Charitable               25
N C 4-H DEV FUND                               Civic and Charitable                5
N C A & T FOUND INC                            Civic and Charitable               10
N C A&T STATE UNIV                             Matching Grants                     3
N C AGRI FOUND INC                             Civic and Charitable               11
N C CENTRAL UNIV FOUND INC                     Matching Grants                     4
N C CHAP OF THE AMER FISHERIES SOC             Civic and Charitable                5
N C COMM FOUND INC                             Civic and Charitable               10
N C CTR FOR INTL UNDERSTANDING                 Civic and Charitable                5
N C CTR FOR NONPROFITS                         Civic and Charitable               21
N C CTR FOR PUBLIC POLICY                      Civic and Charitable               24
N C ENVIROTHEN PROGRAM                         Civic and Charitable                5
N C FAMILY POLICY COUN                         Civic and Charitable                5
N C FFA FOUND INC                              Civic and Charitable                5
N C INDIAN ECONOMIC DEV INITIATIVE             Civic and Charitable               10
N C LEAGUE OF MUNICIPALITIES                   Civic and Charitable                5
N C LEGISLATIVE BLACK CAUCUS                   Civic and Charitable                5
N C LOW INCOME HOUSING COALITION               Civic and Charitable               10
N C MEDICAL SOC FOUND                          Civic and Charitable               25
N C MUSEUM OF NATURAL SCIENCES                 Civic and Charitable               25
N C NAACP                                      Civic and Charitable               12
N C NATURE CONSERVANCY                         Civic and Charitable               10
N C PUBLIC ALLIES                              Civic and Charitable               11
N C RURAL ECONOMIC  DEV CTR                    Civic and Charitable               10
N C SMART GROWTH ALLIANCE                      Civic and Charitable               10
N C SOC OF HISPANIC PROF                       Civic and Charitable                5
N C TEACHER OF THE YEAR                        Civic and Charitable                4
N C THEATRE                                    Civic and Charitable                6
N C ZOOLOGICAL SOC                             Civic and Charitable               13

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (Continued)

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1,
                  "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


--------------------------------------------------------------------------------------------
Name of Recipient                              Purpose of Donation             Amount
--------------------------------------------------------------------------------------------
NAACP - WENDELL-WAKE CO BRANCH                 Civic and Charitable                3
NATL ASSN OF INDUS                             Civic and Charitable                5
NATL BLACK CAUCUS OF STATE                     Civic and Charitable               12
NATL COUN FOR SCIENCE & THE ENVIRONMENT        Civic and Charitable                5
NATL HUMANITIES CTR                            Civic and Charitable                4
NATL MS SOC                                    Matching Grants                     5
NATURAL RESOURCES LEADERSHIP INST              Civic and Charitable                5
NCSU                                           Matching Grants                    53
NCSU ENGR FOUND                                Civic and Charitable                4
NCSU-MATCHING GIFTS                            Matching Grants                     7
NEHEMIAH SHERIFF'S ACADEMY                     Civic and Charitable               25
NET CORPS                                      Civic and Charitable               10
OCALA/MARION CO ECONOMIC DEV COUN              Civic and Charitable               15
OPERA CO OF N C                                Civic and Charitable               15
ORLANDO AREA CHAMBER OF COMMERCE               Civic and Charitable               15
ORLANDO REG CHAMBER OF COMM                    Civic and Charitable               57
OSCEOLA CO BD OF CO COMM                       Civic and Charitable                3
PALMETTO CONSERVATION FOUND                    Civic and Charitable                8
PARTNERSHIP FOR THE SOUNDS                     Civic and Charitable                3
PASCO EDUC FOUND                               Civic and Charitable               10
PEACE COLL                                     Matching Grants                     9
PINELLAS CO ECONOMIC DEV                       Civic and Charitable               10
PINELLAS CO EDUCATION FOUND                    Civic and Charitable               38
PINELLAS CO URBAN LEAGUE                       Civic and Charitable                5
POLK EDUCATION FOUND                           Civic and Charitable                5
PUBLIC EDUC FOUND OF MARION CO                 Civic and Charitable                5
PUBLIC SCH FORUM OF N C                        Civic and Charitable               15
RALEIGH JAYCEES INC                            Matching Grants                     3
REPROGRAPHICS & SUPP INC                       Civic and Charitable                6
RESEARCH TRIANGLE SCIENCE &                    Civic and Charitable                5
S C ASSN OF NONPROFIT ORGANIZATIONS            Civic and Charitable                5
S C DOWNTOWN DEV ASSOC                         Civic and Charitable                3
S C HUMANITIES COUN                            Civic and Charitable               25
S C LEGISLATIVE BLACK                          Civic and Charitable                4
S C POLICY COUN                                Civic and Charitable                5
S C SEDC ANNUAL CONF 2003                      Civic and Charitable               10
S C WILDLIFE FEDERATION                        Civic and Charitable                3
SAVE OUR STATE                                 Civic and Charitable                5
SCIENCE CTR OF PINELLAS                        Civic and Charitable                5
SEBRING AIRPORT AUTHORITY                      Civic and Charitable               10
SEMINOLE BOOSTERS INC                          Civic and Charitable                6

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (Continued)

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1,
                  "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


--------------------------------------------------------------------------------------------
Name of Recipient                              Purpose of Donation             Amount
--------------------------------------------------------------------------------------------
SEUS / JAPAN 2002 CONF                         Civic and Charitable               15
ST MARY'S COLL                                 Matching Grants                     4
ST PETERSBURG ANNIVERSARY CELEBRATION          Civic and Charitable               15
ST PETERSBURG DOWNTOWN PARTNERSHIP INC         Civic and Charitable               15
ST PETERSBURG MUSEUM OF HISTORY                Civic and Charitable                4
SUMMIT HOUSE                                   Civic and Charitable                4
SUMTER CO ECONOMIC DEV COUN                    Civic and Charitable               10
TAMPA BAY PARTNERSHIP INC                      Civic and Charitable                5
TAMPA BY PARTNERSHIP RESEARCH                  Civic and Charitable               10
TASTE OF THE SOUTH                             Civic and Charitable               10
THE ARTS CTR                                   Civic and Charitable                5
THE CONSERVATION FUND                          Civic and Charitable                5
THE CTR FOR DOCUMENTARY STUDIES                Civic and Charitable               35
THE FAITH & POLITICS INST                      Civic and Charitable                5
THE FIELD MUSEUM                               Civic and Charitable               10
THE FOUND CTR                                  Civic and Charitable                5
THE FOUND FOR ORANGE CO PUB SCH                Civic and Charitable               10
THE FOUND FOR RESPONSIBLE                      Civic and Charitable                5
THE FOUND FOR SEMINOLE CO PUB SCH              Civic and Charitable               10
THE MARROW FOUND                               Civic and Charitable                5
THE N C SYMPHONY                               Civic and Charitable                9
THE NATURE CONSERVANCY                         Civic and Charitable               11
THE SALVATION ARMY                             Civic and Charitable                3
TREVECCA NAZARENE COLL                         Matching Grants                     4
TRIANGLE COMM FOUND                            Civic and Charitable               10
TULANE UNIV                                    Matching Grants                     3
U W OF TAMPA BAY                               Civic and Charitable                7
UNC CTR FOR PUBLIC TV                          Matching Grants                    11
UNC-CHAPEL HILL                                Matching Grants                    46
UNIV OF FLORIDA FOUND                          Civic and Charitable               39
VOLUSIA COUNTY SCHOOLS                         Civic and Charitable                5
WAKE CO                                        Civic and Charitable                5
WAKE FOREST UNIV                               Matching Grants                     4
WATERFALL COMM                                 Civic and Charitable                6
WCPE RADIO                                     Matching Grants                     6
WINTER PARK CHAMBER OF COMMERCE                Civic and Charitable                6
MISC- Under 3,000                              Civic and Charitable              347
                                                                           --------------
                                                                               2,370
                                                                           --------------

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                    OTHER DEDUCTIONS - ACCOUNTS 426.2 - 426.5
                                 (In Thousands)

Instructions: Provide a listing of the amount included in Accounts 426.2 through 426.5, "Other Deductions", classifying such expenses according to their nature.



DESCRIPTION                    NAME OF PAYEE                              AMOUNT

Expenditures for Certain
 Civic, Political &            Company employee                         $  7,074
 Related Activities              and administrative costs
                                 for civic, political
                                 and related activities

Community Services               Clear Channel Broadcasting            9
                                 Florida Citrus Sports Events         66
                                 Outback Bowl                          7
                                 Outback Catering                     75
                                 Tampa Bay Arena                      41
                                 Tampa Bay Buccaneers                 95
                                 Tampa Bay Devil Rays              1,230
                                 Verizon Classic                     185
                                 Wyndham Westshore Hotel              75
                                 Misc                                 27
                                                                 -------
                                 Total Community Services                  1,810


Other Misc. Deductions         Various                                       858
                                                                         -------

     TOTAL                                                            $    9,742
                                                                     ===========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

  INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



         See Notes to Financial Statements, Schedule XIV, pages 19 - 23.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

                               Organization Chart


President and Chief Executive Officer
            Audit Services
            Corporate Communications
            Legal

   Financial Services- Executive Vice President and Chief Financial Officer
            Accounting
            Enterprise Risk Management
            Finance-Florida
            Strategic Planning
            Financial Planning & Regulatory Services
            Treasury
            Tax

      Administrative Services- Senior Vice President
            Corporate Services
            Human Resources
            Information Technology & Telecommunications
            Real Estate

      Corporate Relations- Senior Vice President
            Economic Development
            Environmental, Health & Safety
            Public Affairs

                      PROGRESS ENERGY SERVICE COMPANY, LLC


                          Current Methods of Allocation


Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.



Average Hourly Rate
-------------------
A ratio, the numerator of which is the variable costs of aircraft expenses and the denominator of which is the total hour usage of all Client Companies.

Benefits Adders
---------------
A ratio, the numerator of which is the employee benefits expenses for each Client Company and the denominator is the productive labor dollars of each Client Company. Each Client Company will have its own benefits adder pool to be distributed to that Client Company's total labor dollars. The adder rate may vary by Client Company.

Circuit Count Ratio
-------------------
A ratio, the numerator of which is the number of telecommunication circuits of a Client Company A ratio, the numerator of which is the number of telecommunication circuits of a Client Company and the denominator of which is the number of telecommunication circuits of all the Client Companies. For each fiscal year,
     o The ratio is calculated using counts estimated during the budget cycle for such year,
     o Each Client Company is charged actual costs through work order billing as incurred,
     o The ratio and associated monthly fees are adjusted when actual counts vary significantly from estimated counts,
     o Residual costs, if any, are allocated in the same proportions as the actual monthly fees including adjustments, and
     o Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

Corporate Common Stores Adders
------------------------------
A ratio, the numerator of which is the total Corporate Common Stores expenses (including purchasing, investment recovery, inventory planning and analysis, supplier diversity, and materials systems expenses) and the denominator of which is the raw material dollars of all Client Companies within the Holding Company system for which the Service Company provides material related services.

Energy Delivery Locational Stores Adders
----------------------------------------
A ratio, the numerator of which is the total Garner General Warehouse expense (including warehousing, distribution, and inventory management) and the denominator of which is the raw material dollars of the Transmission and Distribution Departments in the Energy Delivery business units of Progress Energy Carolinas and Progress Energy Florida.

Exceptional Hours Adders
------------------------
A ratio, the numerator of which is the estimated non-productive time for each Client Company and the denominator of which is the productive labor dollars of each Client Company. Each Client Company will have its own exceptional hours adder pool to be distributed to that Client Company's total labor dollars. The adder rate may vary by Client Company.

FTE's Assigned Ratio
--------------------
A ratio, the numerator of which is the number of hours a full-time employee is assigned to a Client Company and the denominator of which is the number of hours full-time employees are assigned to all Client Companies.

Headcount Ratio
---------------
A ratio, for infrastructure costs, the numerator of which is the headcount of the Service Company department and the denominator of which is the headcount of all the Service Company departments. A ratio, for non-infrastructure costs, the numerator of which is the headcount of a Client Company and the denominator of which is the headcount of all the Client Companies.

Historical Claims Ratio
-----------------------
A ratio, the numerator of which is the historical claims incurred by a Client Company and the denominator of which is the historical claims incurred by all Client Companies.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.



Information Technology Application Index Ratio
----------------------------------------------
A ratio, the numerator of which is the index value of each business software application of a Service Company Department or a Client Company and the denominator of which is the index value of each business software application of all Service Company Departments and Client Companies. The index value for each business software application is derived from the application's resource and service requirements. For each fiscal year,
o The ratio is calculated using values estimated during the budget cycle for such year.
o Each Service Company Department and Client Company is charged a fixed monthly fee determined by multiplying estimated costs by the ratio for such Company and dividing by 12,
o The ratio and associated monthly fees are adjusted when actual index values vary significantly from estimated counts,
o Residual costs are allocated in the same proportions as the fixed monthly fees including adjustments, and
o Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

Information Technology Distributed Cost Ratio
---------------------------------------------
A ratio, the numerator of which is the IT costs distributed to a Service Company Department or a Client Company and the denominator of, which is the IT costs excluding IT applications development and enhancement charges distributed to all Service Company Departments and Client Companies. For each fiscal year,
o The ratio is calculated using values estimated during the budget cycle for such year.
o Each Service Company Department and Client Company is charged a fixed monthly fee determined by multiplying estimated costs by the ratio for such Company and dividing by 12,
o The ratio and associated monthly fees are adjusted when actual distributed costs vary significantly from estimated,
o Residual costs are allocated in the same proportions as the fixed monthly fees including adjustments, and
o Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

Information Technology Standard Labor Rate
------------------------------------------
A ratio, the numerator of which is the direct salary and associated adders (payroll taxes, benefits, exceptional hours) for employees plus the fees for contract personnel, and the denominator of which is the hours worked for all Service Company Departments and Client Companies. For each fiscal year:
o The rate is calculated using costs and counts estimated during the budget cycle for such year,
o Each Service Company Department and Client Company is charged at the standard rate for each hour worked, or actual costs if the cost of the resources required to perform the work differs significantly from the cost of the resources included in the standard rate,
o Residual costs are allocated using a ratio, the numerator of which is the actual hours charged to a Service Company Department or Client Company and the denominator of which is the actual hours charged to all Service Company Departments and Client Companies.
o Residual costs may be allocated at intervals during the fiscal year but final allocations of residual costs are made at the end of such year.

Information Technology Standard Headcount Rate
----------------------------------------------
A ratio, the numerator of which is the cost of providing a service and the denominator of which is the number of persons of all Service Company Departments and Client Companies. For each fiscal year,
o The rate is calculated using costs and counts estimated during the budget cycle for such year.
o Each Service Company Department and Client Company is charged a fixed monthly fee determined by multiplying the rate and the estimated person count for such Department or Company and dividing by 12,
o The ratio and associated monthly fees are adjusted when actual counts vary significantly from estimated counts,
o Residual costs are allocated in the same proportions as the fixed monthly fees including adjustments, and
o Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.



Information Technology Standard Personal Computer Count Rate
------------------------------------------------------------
A ratio, the numerator of which is the cost of providing a service and the denominator of which is the number of personal computers of all Service Company Departments and Client Companies. For each fiscal year,
o The rate is calculated using costs and counts estimated during the budget cycle for such year.
o Each Service Company Department and Client Company is charged a fixed monthly fee determined by multiplying the rate and the estimated personal computer count for such Department or Company and dividing by 12,
o The ratio and associated monthly fees are adjusted when actual counts vary significantly from estimated counts,
o Residual costs are allocated in the same proportions as the fixed monthly fees including adjustments, and
o Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

Insurable Values
----------------
A ratio, the numerator of which is the insurable values of a Client Company and the denominator of which is the insurable value of all Client Companies.

Invoice Ratio
-------------
A ratio, the numerator of which is the number of invoices of a Client Company and the denominator of which is the number of invoices of all the Client Companies.

Miles and Hours of Usage Allocation Metric
------------------------------------------
For fleet and transportation costs, all vehicles are tracked by vehicle number, vehicle class and ownership using a Vehicle Management System ("VMS"). Each vehicle class is assigned a usage factor (e.g. cost per mile or cost per hour). Miles driven and hours used are tracked for each vehicle driven. The VMS calculates the amount to charge the organization based on the usage entered, the usage factor for that class of vehicles and the owner of the vehicle. Usage rates are analyzed and adjusted annually or when unusual circumstances warrant an analysis. (E.g., significant increase in fuel prices.)

Modified Massachusetts Formula Ratio
------------------------------------
The modified Massachusetts formula is a residual allocation method utilized when no direct or other reasonable cost-benefit relationship can be determined. The formula measures two equally weighted factors to arrive at an allocation percentage for each Client Company:

 (Client Company's Labor Dollars         +   Client Company's Undepreciated Capital Assets    )     / 2  = X%
---------------------------------------      --------------------------------------------------
 (All Client Companies' Labor Dollars        All Client Companies' Undepreciated Capital Assets)

Number of Vehicles Managed Ratio
--------------------------------
A ratio, the numerator of which is the number of vehicles managed for a Client Company and the denominator of which is the number of vehicles managed for all the Client Companies.

Payroll Tax adder
-----------------
Each labor dollar incurred will have an additional adder to reflect a prorated portion of the payroll taxes. There will be distinct payroll tax pools representing each Service and Client Company's payroll tax expense. Payroll tax adder amounts will be created based on applying a percentage rate to base and overtime labor. There will be one rate per Service and Client Company based on individual company pools as a ratio to each company's labor.

Prior Year Usage Ratio
----------------------
A ratio, the numerator of which is the actual prior year usage of a Client Company and the denominator of which is the actual prior year usage of all Client Companies.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.



Square Footage Ratio
--------------------
A ratio, for infrastructure costs, the numerator of which is the square footage of the Service Company departments or a client company and the denominator of which is the square footage of all Service Company and Client Company departments. A ratio, for non-infrastructure costs, the numerator of which is the actual square footage of a Client Company and the denominator of which is the actual square footage of Client Companies benefiting from the service.


Note: The allocation methods above reflect those that were used during calendar year 2002. Certain of these allocation methods will change in 2003.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2002
                                 (In Thousands)

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



Not Applicable:

Progress Energy Service Company does not bill its associate client companies for compensation of equity capital.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC



 SIGNATURE CLAUSE

 Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                        Progress Energy Service Company, LLC
                        ------------------------------------
                           (Name of Reporting Company)


                        By: /s/ Robert H. Bazemore, Jr.
                        ------------------------------
                        (Signature of Signing Officer)



                        Robert H. Bazemore, Jr., Vice President and Controller
                        ------------------------------------------------------
                        (Printed Name and Title of Signing Officer)


Date:  April 30, 2003